Exhibit 99.55

BOPC GP INC.

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BPO PROPERTIES LTD.

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BROOKFIELD OFFICE PROPERTIES CANADA

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BPO SUB AMALCO INC.

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BPO PROPERTIES BAY ADELAIDE LP

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1211460 ONTARIO LIMITED

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BPO PROPERTIES TRUST

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BPO PROPERTIES BANKERS COURT LP

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EACH ADDITIONAL PERSON WHO BECOMES, FROM TIME TO TIME,

A LIMITED PARTNER

AMENDED AND RESTATED
LIMITED PARTNERSHIP AGREEMENT

Amended and Restated as of May 1, 2010

ARTICLE 1
INTERPRETATION		2
1.1	Definitions	2
1.2	Rules of Construction	7
1.3	Entire Agreement	8
1.4	Governing Law	8
1.5	Severability	9
1.6	Accounting Matters	9
1.7	Limited Partner Not Liable as a General Partner	9
1.8	Schedules	9

ARTICLE 2
FORMATION AND PARTNERSHIP BUSINESS		9
2.1	Formation of the Partnership	9
2.2	Name of Partnership	10
2.3	Principal Place of Business	10
2.4	Carrying on Business in Other Jurisdictions	10
2.5	Business of the Partnership	10
2.6	Duration	10
2.7	Powers	10

ARTICLE 3
PARTNERSHIP UNITS		11
3.1	Authorized Units	11
3.2	Terms of the Partnership Units	11
3.3	Issue of General Partner Interest	11
3.4	Additional Issuances of Securities and Classes of Partnership Units	12
3.5	No Pre-Emptive Rights	14
3.6	Issue of Additional Partnership Units	14
3.7	Payment of Subscription Price	14
3.8	Subscription Agreements and Powers of Attorney	15
3.9	Refusal of Subscription	15
3.10	Refund on Non-Acceptance	15
3.11	Acceptance	15
3.12	Rights of Limited Partners	15
3.13	Restriction on Withdrawals	15
3.14	Individuality of Limited Partners	15
3.15	Partnership Units Issued for Term of Agreement	16
3.16	Non-Cash Subscriptions	16

3.17	Capital Accounts	16
3.18	Current Accounts	16
3.19	Contribution by General Partner	16
3.20	Debit Balances in Accounts	16
3.21	No Interest on Capital Contribution	16
3.22	Withdrawal of Capital Contribution	17

ARTICLE 4
LP UNIT CERTIFICATES		17
4.1	LP Unit Certificates	17
4.2	Delivery of LP Unit Certificates	17
4.3	Lost LP Unit Certificates	17

ARTICLE 5
REGISTRATION, ASSIGNMENT AND TRANSFER OF THE PARTNERSHIP UNITS		18
5.1	Appointment of Registrar	18
5.2	Replacement of Registrar	18
5.3	Duties	18
5.4	Offices	18
5.5	Registered Holders of the Partnership Units	18
5.6	Regulations Concerning Register	18
5.7	Transfer of Interest of General Partner; Dissolution of General Partner	19
5.8	Transfer of Partnership Units	19
5.9	Exchange Rights	20
5.10	Deemed Consent to Admission	21
5.11	Recording of Transfer	21
5.12	Effectiveness Conditional	21
5.13	Assignment of Unit by Representative	21
5.14	Inspection of Register	21
5.15	No Obligation to See to Execution of Trust	22
5.16	Fractions of Unit	22
5.17	Pledge of Unit	22
5.18	Prohibited Transfers	23
5.19	Take-Over Bids	23

ARTICLE 6
PARTICIPATION IN PROFITS AND LOSSES		24
6.1	Allocation and Distribution of Distributable Income	24

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6.2	Allocation of Taxable Income and Taxable Losses	24
6.3	If No Distributions	25

ARTICLE 7
INVESTMENT RESTRICTIONS AND GUIDELINES AND OPERATING POLICIES		25
7.1	Investment Restrictions and Guidelines of the Partnership	25
7.2	Operating Policies of the Partnership	26

ARTICLE 8
MANAGEMENT OF THE PARTNERSHIP		27
8.1	Authority of General Partner	27
8.2	Powers of General Partner	28
8.3	General Partner Having Power of Attorney	29
8.4	Irrevocability of Power of Attorney	30
8.5	Affirmation of Exercise of Power of Attorney	31
8.6	Ostensible Authority of General Partner	31
8.7	Commingling of Funds	31
8.8	Delegation	31
8.9	Title to Property	31
8.10	Exercise of Power and Discharge of Duties	31
8.11	Protection of Limited Liability	32
8.12	Compliance with Declaration of Trust	32
8.13	Advances by General Partner	32
8.14	Prohibition Against Guarantees	32
8.15	Prohibition Against Sale of All Assets	33
8.16	Withholding of Partnership Revenues	33
8.17	Board of Directors	33

ARTICLE 9
LIABILITIES OF THE PARTNERS		33
9.1	The General Partner	33
9.2	The Limited Partners	33
9.3	Loss of Limited Liability	34
9.4	Liability of Limited Partners upon Dissolution	34
9.5	No Management or Control by Limited Partners	34
9.6	Compliance with Laws	35

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ARTICLE 10
FINANCIAL MATTERS AND REPORTS		35
10.1	Fiscal Year	35
10.2	Books and Records	35
10.3	Financial Records and Reports	35
10.4	Income Tax Information	36

ARTICLE 11
PARTNERSHIP DECISIONS		36
11.1	Meetings of Partners	36
11.2	Notice	36
11.3	Conduct of Meetings	36
11.4	Quorum	37
11.5	Voting Rights	37
11.6	Question by Majority Approval	37
11.7	Resolutions Binding	37
11.8	Powers Exercisable by Class Approval	37
11.9	Conditions to Action by Partners	38

ARTICLE 12
CHANGE, RESIGNATION OR REMOVAL OF GENERAL PARTNER		38
12.1	Resignation on Bankruptcy or Dissolution	38
12.2	Removal of General Partner	39
12.3	Transfer of Management	39
12.4	Transfer of Title	40
12.5	Release	40
12.6	New General Partner	40
12.7	Satisfaction of Interest	40

ARTICLE 13
DISSOLUTION OF PARTNERSHIP		41
13.1	Dissolution and Termination	41
13.2	Events Not Causing Dissolution	41
13.3	Distributions Upon Dissolution	42
13.4	Notice of Dissolution	42
13.5	Return of Capital on Dissolution	42
13.6	Actions Upon Dissolution	42
13.7	No Transfer Upon Dissolution	43

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ARTICLE 14
REPRESENTATIONS, WARRANTIES, AND COVENANTS		43
14.1	Representations of the General Partner	43
14.2	Representations of the Limited Partners	43
14.3	Survival of Representations	44

ARTICLE 15
AMENDMENT		44
15.1	Change of Partners	44
15.2	Amendment with Approval of Limited Partners and General Partner	45
15.3	Limitation on Amendment	45

ARTICLE 16
GENERAL		45
16.1	Notice	45
16.2	Further Assurances	46
16.3	Successors and Assigns	46
16.4	Obligations of Trustee of Trust	47
16.5	Counterparts	47

Schedule A	—	BROOKFIELD OFFICE PROPERTIES CANADA LP CLASS A LP UNIT PROVISIONS

Schedule B	—	BROOKFIELD OFFICE PROPERTIES CANADA LP CLASS B LP UNIT PROVISIONS

Exhibit 1 to Schedule B	—	EXCHANGE RIGHT NOTICE

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THIS AMENDED AND RESTATED LIMITED PARTNERSHIP AGREEMENT is made as of the 1st day of May, 2010.

BETWEEN:

BOPC GP INC., a corporation existing under the laws of Canada

(the “General Partner”)

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BPO PROPERTIES LTD., a corporation existing under the laws of Canada

(“BPP”)

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BROOKFIELD OFFICE PROPERTIES CANADA, an unincorporated closed-end trust existing under the laws of the Province of Ontario

(“BCR”)

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BPO SUB AMALCO INC., a corporation existing under the laws of the Province of Ontario

(“BPP Sub Amalco”)

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BPO PROPERTIES BAY ADELAIDE LP, a limited partnership existing under the laws of the Province of Ontario

(“BPP Bay Adelaide LP”)

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1211460 ONTARIO LIMITED, a corporation existing under the laws of the Province of Ontario

(“1211460”)

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BPO PROPERTIES TRUST, an unincorporated trust existing under the laws of the Province of Alberta

(“BPP Trust”)

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BPO PROPERTIES BANKERS COURT LP, a limited partnership existing under the laws of the Province of Alberta

(“BPP Bankers Court LP”)

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Each additional Person who becomes, from time to time, a limited partner in the Partnership (as defined below) (together with BPP, BCR, BPP Sub Amalco, BPP Bay Adelaide LP, 1211460, BPP Trust and BPP Bankers Court, the “Limited Partners”)

(collectively, referred to as the “Parties” and each of them, a “Party”)

WHEREAS pursuant to an agreement dated as of January 1, 2010 between the General Partner and BPP (the “Original LP Agreement”), Brookfield Office Properties Canada LP (the “Partnership”) was formed as a limited partnership under the laws of the Province of Ontario to carry on the business hereinafter described;

AND WHEREAS the Parties wish to amend and restate the Original LP Agreement by executing this Amended and Restated Limited Partnership Agreement;

AND WHEREAS for greater certainty, the restatement of this Limited Partnership Agreement shall not be deemed to constitute a termination of the Partnership.

THIS AGREEMENT WITNESSES THAT, in consideration of the respective covenants, representations and warranties of the Parties hereinafter contained, and for good and other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each Party), the Parties covenant and agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

Where used in this Agreement, unless the context expressly or by necessary implication otherwise requires, the following terms shall have the respective meanings set out below and grammatical variations of such terms shall have the corresponding meanings:

“1211460” has the meaning set out in the recitals to this Agreement;

“Act” means the Limited Partnerships Act (Ontario);

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly, through one or more intermediaries, Controls or is Controlled by such Person, or is under common Control with such Person;

“Agreement” means this agreement and all Schedules attached hereto;

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement;

“Asset Management Agreement” means the asset management agreement to be entered into on the Effective Date among BCR, the Partnership, Brookfield Properties Management Corporation and Brookfield Properties Corporation pursuant to which Brookfield Properties Management Corporation will provide asset management services to BCR and the other members of the BCR Group;

“BCR” has the meaning set out in the recitals to this Agreement;

“BCR Group” means BCR, the Partnership and their respective Subsidiaries from time to time;

“BPP” has the meaning set out in the recitals to this Agreement;

“BPP Bankers Court LP” has the meaning set out in the recitals to this Agreement;

“BPP Bay Adelaide LP” has the meaning set out in the recitals to this Agreement;

“BPP Entities” means BPP, BPP Sub Amalco and various other Subsidiaries of BPP;

“BPP Sub Amalco” has the meaning set out in the recitals to this Agreement;

“BPP Trust” has the meaning set out in the recitals to this Agreement;

“Brookfield Place Purchase Agreement” means the purchase agreement dated May 1, 2010 between the Partnership and BPP Sub Amalco setting out the terms and conditions pursuant to which the Brookfield Place Assets (as defined therein) will be transferred to the Partnership on a tax-deferred rollover basis for a purchase price of approximately $854.4 million to be satisfied by the payment of cash, the assumption of debt by the Partnership and the issuance by the Partnership of Class B LP Units;

“Business” means the business of owning and developing commercial real properties;

“Business Day” means a day on which Canadian chartered banks are open for business in Toronto, Ontario, other than a Saturday or Sunday;

“CBCA” means the Canada Business Corporations Act;

“Class A LP Unit” means a unit of interest in the Partnership designated as a Class A LP Unit, the terms of which are set out in Schedule A;

“Class B LP Unit” means a unit of interest in the Partnership designated as a Class B LP Unit, the terms of which are set out in Schedule B;

“Control” means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract, by virtue of provisions contained in constitutional documents or otherwise; and for greater certainty and without limitation, a Person is deemed to Control another Person if: (i) the first Person owns securities (other than by way of security only), directly or indirectly, of the second Person entitling the first Person to exercise more than 50% of the votes exercisable at any meeting of that second Person, together with the right to elect a majority of the directors (or individuals performing a similar function or occupying a similar position) of the second Person, (ii) the second Person is a partnership, other than a limited partnership, and the first Person holds more than 50% of the interests of the partnership or the right to exercise more than 50% of the votes exercisable at any meeting of partners of that partnership, (iii) the second Person is a limited partnership and the first Person is the general partner of the limited partnership or Controls the general partner of the limited Partnership; or (iv) the second Person is a trust that has not issued voting securities, and the first Person is the sole trustee or controls the trustees of such trust. “Controls”, “Controlling” and “Controlled” have corresponding meanings;

“Declaration” means the declaration of limited partnership filed on January 6, 2010 in respect of the Partnership pursuant to the Act;

“Declaration of Trust” means the declaration of trust dated March 19, 2010 governing BCR;

“Director” means the Director appointed under Section 260 of the CBCA;

“Distributable Income” has the meaning set out in Section 6.1;

“Distribution Period” means each calendar quarter or each calendar month, as determined by the General Partner from time to time, from and including the first day thereof and to and including the last day thereof; provided that: (i) “Distribution Period” shall initially mean each calendar month; and (ii) the first Distribution Period will begin on (and include) the Effective Date and will end on May 31, 2010;

“Effective Date” means the date shown on the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA giving effect to the Arrangement;

“Exchange and Support Agreement” means the exchange and support agreement to be entered into on the Effective Date among BCR, the Partnership, BPP and certain Subsidiaries of BPP pursuant to which Class B LP Units may be exchanged for Trust Units;

“Excluded Subsidiary Entity” has the meaning ascribed thereto under the definition of “excluded subsidiary entity” in subsection 122.1(1) of the Tax Act;

“Fiscal Year” means the fiscal year of the Partnership as set out in Section 10.1;

“General Partner” means BOPC GP Inc., a corporation existing under the laws of Canada, or any other Person which may become a general partner of the Partnership including in place of, or in substitution for, BOPC GP Inc., from time to time, in each case until such Person ceases to be the General Partner of the Partnership under the terms of this Agreement or any successor general partner thereof;

“Generally Accepted Accounting Principles” means generally accepted accounting principles set out from time to time in the Handbook of the Canadian Institute of Chartered Accountants;

“Holder” means, in respect of a Partnership Unit at any time, the Person who is shown on the Register as the holder of the Partnership Unit at that time;

“include”, “includes” and “including” means, including, without limitation, and, including without limiting the generality of the foregoing;

“Interest” means, in respect of a Partner at any time, the interest of the Partner in the Partnership pursuant to the provisions of this Agreement at that time;

“Investment Restrictions and Guidelines” means those investment restrictions and guidelines set out in Section 7.1, as amended from time to time;

“joint venturers” has the meaning set out in Section 7.1;

“joint venture entity” has the meaning set out in Section 7.1;

“Limited Partner” means a Person bound by this Agreement from time to time and registered as a Holder;

“LP Unit Certificate” means a unit certificate issued to a Limited Partner for Partnership Units which unit certificate shall be in the form as may be approved by the General Partner in accordance with this Agreement;

“Majority Approval” means:

(a)
a resolution approved by more than 50% of the votes cast, in person or by proxy, by the Partners entitled to vote in respect of the resolution at a duly constituted meeting of Partners, or an adjournment or postponement thereof called for the purpose of considering such resolution; or

(b)
the written approval in one or more counterparts of Partners entitled to vote in respect of the resolution collectively holding more than 50% of the votes entitled to be cast on such resolution at a duly constituted meeting of Partners;

“Master Transfer and Indemnification Agreement” means the master transfer and indemnification agreement between BCR, BPP, BPP Sub Amalco, BPP Bay Adelaide LP, 1211460, BPP Bankers Court LP, BPO Properties 76 York LP, BPO Properties 74 York LP, BPP Trust and the Partnership, dated as of May 1, 2010;

“New Holder” has the meaning set out in Section 5.18;

“Non-Resident Beneficiary” has the meaning set out in Section 5.18;

“Operating Policies” means those operating policies set out in Section 7.2, as amended from time to time;

“Original LP Agreement” has the meaning set out in the recitals to this Agreement;

“Partners” means the General Partner and the Limited Partners and “Partner” means any one of them;

“Partnership” means Brookfield Office Properties Canada LP formed pursuant to the Declaration and this Agreement;

“Partnership Business” means the Business and any other business of the Partnership or a Subsidiary of the Partnership that the General Partner determines shall be part of the Partnership Business;

“Partnership Units” means, collectively, the Class A LP Units, the Class B LP Units and any other interest in the Partnership issued from time to time in accordance with Section 3.4;

“Person” includes an individual, sole proprietorship, partnership, limited partnership, corporation, company, unlimited liability company, trust, unincorporated organization, association, unincorporated syndicate, government, or any department or agency thereof and the successors and assigns thereof or the heirs, executors, administrators or other legal representatives of an individual;

“Plan of Arrangement” means the plan of arrangement attached as Appendix D to the management information circular of BPP dated March 22, 2010, as amended, supplemented or modified from time to time in accordance with the terms thereof;

“Property Management Agreement” means the property management agreement to be entered into on the Effective Date among BCR, the Partnership, Brookfield Properties Management Corporation and Brookfield Properties Corporation pursuant to which Brookfield Office Properties Management Corporation will provide property management services to BCR and other members of the BCR Group;

“Register” means the register maintained pursuant to Section 5.3;

“Registrar” means the registrar responsible for maintaining the Register and also acting as transfer agent of the Partnership, the initial such registrar and transfer agent being the General Partner;

“Reimbursement Distribution Amount” has the meaning set out in Section 6.1;

“Securities” has the meaning set out in Subsection 3.4(c);

“Special Approval” means:

(a)
a resolution approved by more than 66⅔% of the votes cast, in person or by proxy, by Partners entitled to vote in respect of the resolution at a duly constituted meeting of Partners, or an adjournment or postponement thereof called for the purpose of considering such resolution; or

(b)
the written approval in one or more counterparts of Partners entitled to vote in respect of the resolution collectively holding more than 66⅔% of the votes entitled to be cast on such resolution at a duly constituted meeting of Partners;

“Special Voting Unit” means a special voting unit of BCR;

“Subscription Price” means: (i) in respect of each Class A LP Unit and Class B LP Unit, an amount per unit to be determined by the General Partner; and (ii) in respect of the Interest of the General Partner, the sum of $1.00;

“Subsidiary” means, with respect to any Person, any other Person that is Controlled directly or indirectly by such Person and includes a Subsidiary of a Subsidiary;

“Tax Act” means the Income Tax Act (Canada);

“Taxable Income” and “Taxable Losses” mean, in respect of any Fiscal Year, income or loss for that Fiscal Year, including any taxable capital gain or allowable capital loss, determined in accordance with the provisions of the Tax Act;

“Trust Unit” means a trust unit of BCR (other than a Special Voting Unit); and

“Trusts” has the meaning set out in Section 16.4;

1.2	Rules of Construction

Unless the context otherwise requires, in this Agreement:

(a)
“Agreement”, “this Agreement”, “the Agreement”, “hereto”, “hereof”, “herein”, “hereby”, “hereunder” and similar expressions mean or refer to this Agreement, as amended, restated, modified, replaced or supplemented from time to time, including the Schedules attached hereto or to any amendment to this Agreement, and any agreement or instrument supplemental hereto, and the expressions “Article”, “Section”, “Subsection” and “Schedule” followed by a number or a letter mean and refer to the specified Article, Section, Subsection or Schedule of this Agreement;

(b)
the division of this Agreement into Articles, Sections and Subsections and the insertion of headings and a table of contents are provided for convenience of reference only and shall not affect the construction or interpretation thereof;

(c)
words importing the singular number only shall include the plural and vice versa and words importing gender shall include all genders or the neuter, and words importing the neuter shall include all genders;

(d)	if any date on which any action is required to be taken under this Agreement is not a Business Day, such action shall be required to be taken on the next succeeding Business Day;

(e)
except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the party to be bound thereby and no waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided;

(f)
any reference to this Agreement or any other agreement, document or instrument shall be construed as a reference to this Agreement or, as the case may be, such other agreement, document or instrument as the same may have been, or may from time to time be, amended, varied, replaced, amended and restated or supplemented;

(g)
reference to any legislation shall be deemed to be a reference to such legislation as amended, re-enacted or replaced from time to time, and includes all rules and regulations and statutory instruments issued thereunder from time to time, and any legislation or any rule, regulation or statutory instrument which supplements or supersedes such legislation or any such rule, regulation or statutory instrument; and

(h)	“Dollar” or “$”, in respect of all amounts referred to in this Agreement and all references to currency in this Agreement, unless otherwise expressly stated, shall mean Canadian dollars.

1.3	Entire Agreement

This Agreement and the agreements and other documents referred to herein, including the Exchange and Support Agreement, constitute the entire agreement between the Parties with respect to the subject matter thereof and supersede all other prior agreements, understandings, negotiations and discussions, whether written or oral, between the Parties in connection with the subject matter hereof. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, relating to the subject matter hereof except as specifically set forth in such agreements.

1.4	Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and the General Partner and the Limited Partners irrevocably and unconditionally submit to the non-exclusive jurisdiction of the courts of the Province of Ontario and all courts competent to hear appeals therefrom.

1.5	Severability

Each provision of this Agreement is intended to be severable and if any severable provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such determination shall not impair or affect the validity, legality or enforceability of the remaining provisions hereof, and each provision is hereby declared to be separate, severable and distinct. To the extent that any such provision is found to be invalid, illegal or unenforceable, the Parties shall act in good faith to substitute for such provision, to the extent possible, a new provision with content and purpose as close as possible to the provision so determined to be invalid, illegal or unenforceable.

1.6	Accounting Matters

Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the Parties, be made in accordance with Generally Accepted Accounting Principles and past practice.

1.7	Limited Partner Not Liable as a General Partner

Any provision of this Agreement which would have the effect of imposing on any Limited Partner, as such, any of the liabilities, obligations or powers of a General Partner is of no force and effect to the extent of such imposition.

1.8	Schedules

The following are the Schedules attached to this Agreement:

Schedule A	—	Class A LP Unit Provisions
Schedule B	—	Class B LP Unit Provisions

ARTICLE 2

FORMATION AND PARTNERSHIP BUSINESS

2.1	Formation of the Partnership

The General Partner and BPP hereby form a limited partnership pursuant to the Act. The General Partner and BPP confirm and acknowledge that the Partnership was formed as a limited partnership in accordance with the laws of Ontario by the registration of the Declaration under the Act on January 6, 2010. The Partnership will be governed by this Agreement, the Act, the laws of the Province of Ontario generally and the applicable federal laws of Canada. The General Partner shall file, if, as and when required by the Act or this Agreement, any declaration of changes or new declarations, and may file a declaration of change at any time for any proper purpose as the General Partner may determine, and shall take all necessary action on the basis of information available to it in order to maintain the status of the Partnership as a limited partnership.

2.2	Name of Partnership

The Partnership shall carry on its activities under the name “Brookfield Office Properties Canada LP” or such other name or names as the General Partner may determine from time to time, including in order to comply with the laws of the jurisdictions in which the Partnership may carry on such activities. The General Partner will notify each Limited Partner of any change in the name under which the Partnership carries on business within 10 Business Days of such name change.

2.3	Principal Place of Business

The registered office of the Partnership and the principal place from which the Partnership Business is intended to be carried on will be Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3, or such other location in the Province of Ontario as may from time to time be determined by the General Partner. The registered office of the General Partner will be Brookfield Place, 181 Bay Street, Suite 330, Toronto, Ontario M5J 2T3 and the General Partner may maintain other offices at any other locations in Canada as it deems appropriate. The General Partner will notify each Limited Partner of any change in the registered office or principal place of business of the Partnership within 10 Business Days of such change.

2.4	Carrying on Business in Other Jurisdictions

The Partnership shall not carry on business in any jurisdiction unless, in the opinion of the Partnership, the laws of that jurisdiction limit the liability of the Limited Partners to the same extent that such Limited Partners may enjoy limited liability under the laws of the Province of Ontario and unless the General Partner has taken all steps which may be required by the laws of that jurisdiction for the Limited Partners to benefit from such limited liability.

2.5	Business of the Partnership

The Partnership is authorized to carry on the Partnership Business.

2.6	Duration

The Partnership will carry on the Partnership Business until dissolved and liquidated in accordance with this Agreement and the Act.

2.7	Powers

The Partnership Business and the powers vested in the General Partner pursuant to Article 8 will be construed as both purposes and powers of the Partnership. The Partnership will have, without limitation, the power and authority, subject to and in accordance with this Agreement and the Act, to do any and every act and thing necessary, convenient, or incidental to the accomplishment of the purposes of the Partnership.

ARTICLE 3

PARTNERSHIP UNITS

3.1	Authorized Units

(a)
The Partnership is authorized to issue an Interest to the General Partner, an unlimited number of Class A LP Units and an unlimited number of Class B LP Units and such other classes of Interests as the General Partner may decide from time to time pursuant to Section 3.4. Class A LP Units shall only be issued to BCR or its wholly-owned Subsidiaries to the extent that BCR has issued the same number of Trust Units, or will do so pursuant to the Exchange and Support Agreement or as contemplated by this Agreement. An Interest is personal property. A Partner has no interest in specific Partnership property by way of his, her or its Interest.

(b)
Notwithstanding anything set out herein or in Schedules A or B, the Trust Units may be issued pursuant to subsection 3.3(a) of the Declaration of Trust without requiring that the corresponding number of Partnership Units be also issued provided that the number of such Trust Units is consolidated pursuant to section 3.10 of the Declaration of Trust.

(c)
Each Class A LP Unit shall entitle the Holder thereof to receive notice of, to attend and to one vote for each unit held at all meetings of Limited Partners in respect thereof. Except as required by law and as otherwise provided in this Agreement, Holders of Class B LP Units are not entitled to vote at any meeting of Limited Partners.

(d)
Pursuant to the terms of the Declaration of Trust, each Class B LP Unit will be accompanied by one Special Voting Unit issued by BCR entitling the holder to receive notice of, to attend and to vote at all meetings of unitholders of BCR (except in respect of Class B LP Units previously surrendered for exchange).

(e)
It is hereby confirmed that, to the extent practicable, the Class B LP Units, together with the Special Voting Units held by the Holders thereof, are intended to be equivalent to Trust Units in respect of distribution entitlements (both as to timing and amount) and voting rights.

3.2	Terms of the Partnership Units

The terms of the Class A LP Units and the Class B LP Units shall be as set out in Schedules A and B, respectively.

3.3	Issue of General Partner Interest

The General Partner has contributed $1.00 to the capital of the Partnership in exchange for its Interest. No certificate shall be issued to evidence the Interest of the General Partner.  The General Partner may contribute additional capital to the Partnership from time to time.

3.4	Additional Issuances of Securities and Classes of Partnership Units

(a)
The General Partner, in addition to the Class A LP Units and Class B LP Units, is authorized to cause the Partnership to issue at any time Partnership Units or Securities to the General Partner or Limited Partners or to other eligible Persons, only with the consent of the Limited Partners and only in accordance with Section 11.8 of this Agreement, Section 3.1 of Schedule A and Section 3.1 of Schedule B attached hereto. If all required consents have been obtained, the General Partner shall determine the consideration and terms and conditions with respect to any future issuance of Partnership Units or Securities in a manner that it in good faith determines to be in the best interests of the Partnership, which Partnership Units or Securities, if any, shall have such designations, preferences, privileges, participation rights or other special rights and restrictions as shall be fixed by the General Partner and, if the Securities are Partnership Units may include, without limitation:

(i)	the allocation of items of Partnership income, gain, loss, deduction and credit to each class or series of Partnership Units, if any;

(ii)	the right of each class or series of Partnership Units to share in the Partnership distributions;

(iii)	the rights of each class or series of Partnership Units upon dissolution and liquidation of the Partnership;

(iv)	the price at which and the terms and conditions upon which each class or series of Partnership Units may be redeemed by the Partnership, if any class or series is so redeemable;

(v)
the rate at which and the terms and conditions upon which each class or series of Partnership Units, if any, may be converted into another class or series of Partnership Units, as the case may be, if any class or series is so convertible;

(vi)	the terms and conditions upon which each class or series of Partnership Units, if any, will be issued and assigned or transferred; and

(vii)
the right of each class or series of Partnership Units to vote on Partnership matters, including matters relating to the relative designations, preferences, privileges, participation rights or other special rights and restrictions of such class or series, or if any class or series is granted any voting rights, provided, however, that in fixing the designations, preferences, privileges, participation rights or other special rights and restrictions of any class or series of Partnership Units, the General Partner shall act in a manner that it in good faith determines to be in the best interests of the Partnership.

(b)
Upon or prior to the issuance of any new class or series of Partnership Units having designations, preferences, privileges, participation rights or other special rights and restrictions which shall not be identical to or more favourable than the designations, preferences, privileges, participation rights or other special rights and restrictions of the Class A LP Units or the Class B LP Units, the General Partner, without the consent at the time of any Limited Partner (each Limited Partner hereby consenting to any and each amendment), may amend any provision of this Agreement and, pursuant to the exercise of the power of attorney granted to the General Partner pursuant to Section 8.3, may execute, swear to, acknowledge, deliver, file and record such documents as the General Partner may determine necessary or appropriate in connection with such amendment in order to reflect the authorization and issuance of each class or series of Partnership Units or other Securities and the designations, preferences, privileges, participation rights or other special rights or restrictions thereof as to the matters set forth in Subsection 3.4(a).

(c)
Subject to Subsection 3.4(e), the General Partner is also authorized, subject to the Act, to cause the Partnership to issue any other type of security including, without limitation, secured and unsecured debt obligations of the Partnership, debt obligations of the Partnership convertible into any class or series of Partnership Units that may be issued by the Partnership, or options, rights, warrants, appreciation rights or subscription rights relating to any class or series of Partnership Units, any debt obligations or any combination of any of the foregoing (collectively, “Securities”) from time to time to the General Partner or Limited Partners or other eligible Persons on terms and conditions established by the General Partner acting in a manner that it in good faith determines to be in the best interests of the Partnership.

(d)
The General Partner shall do all such things as it deems to be appropriate or necessary to comply with the Act and is authorized and directed to do all things which it deems to be necessary or advisable in connection with any future issuance of Partnership Units or Securities, including compliance with any statute, rule, regulation or guideline of any securities regulatory authority or other governmental agency, or any other regulatory body, which shall or may have jurisdiction over the Partnership Units or Securities or the issuance, sale or transfer thereof.

(e)
Notwithstanding anything to the contrary in this Agreement, the General Partner shall not permit or cause the Partnership to issue Partnership Units or Securities ranking ahead of or on a parity with the Class A LP Units or Class B LP Units as to distributions, allocations of Taxable Income and Taxable Losses, liquidation or voting rights, unless the General Partner is satisfied that the issuance of such Partnership Units or Securities and the adherence to the preferences, privileges, participation rights and other special rights and restrictions, if any, thereof will not:

(i)	prevent the allocation to the Class A LP Units and the Class B LP Units required under Section 6.2; or

(ii)	prevent the distributions required under Section 6.1 in respect of the Class A LP Units and the Class B LP Units.

3.5	No Pre-Emptive Rights

Except as the General Partner may otherwise provide in connection with the issuance of additional Partnership Units or Securities pursuant to Section 3.4, no Partner shall have any pre-emptive, preferential or other similar right with respect to:

(a)	additional capital contributions;

(b)	the issuance or sale of Partnership Units, whether unissued or held in treasury;

(c)
the issuance of any obligations, evidences of indebtedness or other Securities of the Partnership whether or not convertible into or exchangeable for or carrying or accompanied by any rights to receive, purchase or subscribe for, any Partnership Units, whether unissued or held in treasury;

(d)	the issuance of any right of, subscription to or right to receive, or any warrant or option for the purchase of, any of the foregoing Partnership Units or Securities; or

(e)	the issuance or sale of any other Partnership Units or Securities that may be issued or sold by the Partnership.

3.6	Issue of Additional Partnership Units

The General Partner shall issue the Partnership Units at an amount per Partnership Unit (the “Subscription Price”) determined by the General Partner.

3.7	Payment of Subscription Price

Each subscriber who subscribes for Partnership Units shall furnish to the capital of the Partnership the amount of the Subscription Price which shall be payable upon issuance in the case of the Class A LP Units and the Class B LP Units.  For greater certainty, the foregoing does not apply to the issuance of Class A LP Units or Class B LP Units pursuant to the Master Transfer and Indemnification Agreement, the Brookfield Place Purchase Agreement or the Arrangement or the issuance of Class A LP Units to BCR in accordance with the Exchange and Support Agreement.  Every Person whose subscription has been accepted in whole or in part by the General Partner and who has been registered as a Limited Partner shall be deemed to have been accepted as such by all other Limited Partners.

3.8	Subscription Agreements and Powers of Attorney

A Person may subscribe for one or more Partnership Units by delivering to the General Partner, or to such other Person at such address as the General Partner directs, a subscription agreement and power of attorney in the form the General Partner approves, completed and executed in a manner acceptable to the General Partner, and such other instruments as the General Partner requests.

3.9	Refusal of Subscription

The General Partner may, for any reason in its discretion, refuse to accept a subscription for a Partnership Unit.

3.10	Refund on Non-Acceptance

If, for any reason, a subscription for a Partnership Unit is not accepted or the subscription is accepted by the subscriber and such subscriber is not entered on the Register as a Limited Partner, the General Partner shall cause the Partnership to refund to the subscriber the Subscription Price for the Partnership Unit.

3.11	Acceptance

The General Partner shall be deemed to have accepted a subscription for a Partnership Unit when written confirmation of acceptance of the subscription is delivered personally or to the order of the subscriber or to the agent responsible for the sale of the Partnership Unit to the subscriber and the General Partner will execute this Agreement on behalf of the subscriber.

3.12	Rights of Limited Partners

Except as otherwise expressly provided in this Agreement, each Partnership Unit will entitle the Holder to the same rights and obligations as the Holder of every other Partnership Unit of the same class or series, and no Limited Partner will be entitled to any privilege, priority or preference in relation to any other Limited Partner holding the same class or series of Partnership Units. Except as otherwise expressly provided in this Agreement, each Holder of a Partnership Unit will have one vote for each Partnership Unit held (other than any fractional interest thereof) and the Holders of Partnership Units will be entitled to receive distributions out of Distributable Income in accordance with Section 6.1.

3.13	Restriction on Withdrawals

No Partner shall have any right to withdraw any amount or receive any distribution from the Partnership except as expressly provided in this Agreement and as permitted by law, but all Partners agree to any withdrawal or receipt of a distribution by any other Partner expressly contemplated herein.

3.14	Individuality of Limited Partners

A Limited Partner will not be responsible for any losses of any other Limited Partner and will not be entitled to share in the income or allocation attributable to any other Limited Partner.

3.15	Partnership Units Issued for Term of Agreement

For all purposes of this Agreement, once a Class A LP Unit or Class B LP Unit is issued it will be deemed to be issued and outstanding throughout the term of this Agreement until and unless it is surrendered for exchange in accordance with the terms of this Agreement and the Exchange and Support Agreement, as applicable.

3.16	Non-Cash Subscriptions

If the Subscription Price for a Partnership Unit is, with the consent or approval of the General Partner, to be paid, in whole or in part, by delivery of consideration other than cash, delivery of the non-cash consideration (the fair market value of which as determined by the General Partner being equal to Subscription Price) to the General Partner will, for purposes of this Agreement, constitute payment of the Subscription Price.

3.17	Capital Accounts

The General Partner shall establish separate capital accounts on the books of the Partnership, being one each for the Interest of the General Partner and each Holder of Class A LP Units and Class B LP Units to which contributions to the capital of the Partnership will be credited including, without limitation: (i) credits in respect of the contributions made by the BPP Entities to the Partnership pursuant to the Master Transfer and Indemnification Agreement; (ii) a credit in respect of the contribution made by BPP Sub Amalco to the Partnership pursuant to the Brookfield Place Purchase Agreement; and (iii) a credit in respect of the contributions made by BCR to the Partnership pursuant to the terms of the Arrangement.

3.18	Current Accounts

The General Partner shall establish separate current accounts on the books of the Partnership for each of the Interest of the General Partner and each Holder of Class A LP Units, Class B LP Units and other Partnership Units to which income is to be credited and losses and amounts distributed other than as a return of capital will be debited.

3.19	Contribution by General Partner

The General Partner has contributed $1.00 to the capital of the Partnership and will make such further contributions to the Partnership as are required to discharge its obligations under this Agreement.

3.20	Debit Balances in Accounts

The Interest of a Partner shall not terminate solely by reason that there is a debit balance in one or more accounts maintained pursuant to this Article.

3.21	No Interest on Capital Contribution

No Partner shall be entitled to interest on the amount of his, her or its capital contribution to the Partnership.

3.22	Withdrawal of Capital Contribution

No Partner has any right to withdraw any of its capital contribution to the Partnership or to receive any cash or other distribution from the Partnership except as provided for in this Agreement and except as permitted by the Act or otherwise at law.

ARTICLE 4

LP UNIT CERTIFICATES

4.1	LP Unit Certificates

Unless otherwise agreed to by a Majority Approval, the Partnership shall issue LP Unit Certificates corresponding to the Partnership Units subscribed for by each Limited Partner and evidencing ownership of the Partnership Units. The LP Unit Certificates shall be in such form as may be determined from time to time by the General Partner. Every LP Unit Certificate must be signed by at least one authorized signatory of the General Partner.

4.2	Delivery of LP Unit Certificates

LP Unit Certificates will be sent by registered mail or delivered to the Holder of the Partnership Units evidenced thereby to the address indicated on the subscription form executed by the Holder or as otherwise directed in writing by the Holder, and the General Partner, the Partnership and the Registrar will not be liable for any loss by a Holder that results from the loss of an LP Unit Certificate by reason that it is so sent.

4.3	Lost LP Unit Certificates

If any LP Unit Certificate is defaced, lost, destroyed or stolen, the General Partner will issue a replacement LP Unit Certificate to the Limited Partner upon receipt of:

(a)	either:

(i)	the defaced LP Unit Certificate; or

(ii)	an affidavit or evidence satisfactory to the General Partner verifying such loss, destruction or theft and the entitlement of the Limited Partner; and

(b)
an indemnity satisfactory to the General Partner indemnifying and holding harmless each of the Registrar, the General Partner and the Partnership from any and all cost, damage, liability, loss or expense suffered or incurred as a result of or arising out of the issue of the new LP Unit Certificate;

provided that the Limited Partner satisfies such other requirements as are reasonably imposed by the General Partner.

ARTICLE 5

REGISTRATION, ASSIGNMENT AND TRANSFER OF THE PARTNERSHIP UNITS

5.1	Appointment of Registrar

The General Partner may act as, or engage a trust company or other qualified corporation to be, the Registrar for the Partnership Units of the Partnership upon such terms and conditions and at such remuneration as the General Partner considers appropriate. In the event the General Partner acts as Registrar, no remuneration shall be paid to the General Partner for such services.

5.2	Replacement of Registrar

The General Partner may from time to time terminate the engagement of a particular Registrar and engage another.

5.3	Duties

It shall be the duty of the Registrar to maintain the register (the “Register”) evidencing ownership of the Partnership Units, to record issuances and transfers of Partnership Units, and to carry out such other formalities related to the Register and records of the Partnership as the General Partner determines if it is the Registrar, or as is agreed between the Registrar and the General Partner.

5.4	Offices

The Registrar, in its capacity as Registrar, shall have its office only at such location as is approved by the General Partner and, in its capacity as transfer agent, shall have its offices at such locations as are approved by the General Partner from time to time; it shall not be required to transact any functions as Registrar or transfer agent of Partnership Units at any other offices.

5.5	Registered Holders of the Partnership Units

No Partnership Unit may be subscribed for by, or registered in the name of, more than one Person except as required to permit registration in the names of the personal representatives of the estate of a deceased Person or the trustees of any trust.

5.6	Regulations Concerning Register

The General Partner may make such reasonable rules and regulations as it considers necessary or desirable from time to time in connection with the services to be performed by the Registrar, or in respect of the Register, including the form and content of said Register, the establishment of record dates for the giving of notices and for the payment of distributions in accordance with this Agreement, the documentation required to record an assignment of a Partnership Unit, and other matters.

5.7	Transfer of Interest of General Partner; Dissolution of General Partner

The Interest of the General Partner as the general partner of the Partnership may not be transferred without a new General Partner first being appointed and agreed to by the Special Approval of all of the Limited Partners voting together as a single class. The dissolution of the General Partner will not dissolve the Partnership provided that the Partnership Business is continued by any remaining General Partners of the Partnership.

5.8	Transfer of Partnership Units

A Partnership Unit may only be transferred subject to applicable securities laws, regulations and orders, and subject to compliance with the terms and conditions of this Agreement and the following provisions:

(a)
a Limited Partner may make a transfer of any Class A LP Unit, such transfer to be made by a Limited Partner, or his, her or its duly authorized agent, but no transferee shall be registered as the Holder of a Class A LP Unit or become a Limited Partner unless:

(i)	the transferee has been approved by all the Partners, such approval not to be unreasonably withheld, provided that in all cases the transferee is a resident of Canada;

(ii)
the transferee has delivered to the General Partner an LP Unit Certificate representing the Class A LP Unit being transferred together with a duly executed transfer form in form satisfactory to the General Partner;

(iii)
in the case of a transfer by a Limited Partner other than an individual, the transferor has delivered to the Registrar such verification of the due execution of the transfer form by that Limited Partner as the Registrar may reasonably require;

(iv)
the transferee has agreed in writing to be bound by the terms of this Agreement and the Exchange and Support Agreement and to assume the obligations of a Limited Partner under this Agreement and the Exchange and Support Agreement, including without limitation, any outstanding obligations of the Limited Partner to the Partnership or any creditors of the Partnership; and

(v)	evidence reasonably satisfactory to the General Partner shall be produced that all requirements of applicable securities legislation have been fully satisfied;

(b)
a Limited Partner may not make a transfer of any Class B LP Units other than to an Affiliate of such Limited Partner and no such Affiliate or any other Person permitted to hold Class B LP Units hereunder shall be registered as a Holder of a Class B LP Unit or become a Limited Partner unless:

(i)	the Affiliate or other Person is a resident of Canada for purposes of the Tax Act;

(ii)
the transferee has delivered to the General Partner an LP Unit Certificate representing the Class B LP Unit being transferred together with a duly executed transfer form in form satisfactory to the General Partner;

(iii)
in the case of a transfer by a Limited Partner other than an individual, the transferor has delivered to the Registrar such verification of the due execution of the transfer form by that Limited Partner as the Registrar may reasonably require;

(iv)
the Affiliate or other Person has agreed in writing to be bound by the terms of this Agreement and the Exchange and Support Agreement and to assume the obligations of a Limited Partner under this Agreement and the Exchange and Support Agreement, including without limitation, any outstanding obligations of the Limited Partner to the Partnership or any creditors of the Partnership; and

(v)	evidence reasonably satisfactory to the General Partner shall be produced that all requirements of applicable securities legislation have been fully satisfied;

(c)
for greater certainty, the restriction on transferability set out in Subsection 5.8(b) shall not prohibit a Limited Partner from transferring any Trust Units that it may obtain on the exchange of Class B LP Units in accordance with the Exchange and Support Agreement and the terms of such Class B LP Units subject to applicable law and the terms of such Trust Units; and

(d)
notwithstanding any other provision of this Agreement, no Limited Partner may transfer Class B LP Units if such transfer would cause the Partnership to not qualify as an Excluded Subsidiary Entity and the General Partner shall not approve such transfer.

5.9	Exchange Rights

The Partnership shall enter into the Exchange and Support Agreement pursuant to which, in certain circumstances: (i) Class B LP Units may be exchanged for Trust Units; (ii) Holders of Class B LP Units shall be entitled to a number of Special Voting Units that will entitle them to vote at meetings of the unitholders of BCR on the basis of one vote for each Class B LP Unit held; and (iii) Holders of the Class B LP Units shall have the benefit of certain covenants with respect to distributions. The Partnership shall observe and comply with all of the covenants and obligations set out in the Exchange and Support Agreement.

5.10	Deemed Consent to Admission

Where a transferee is entitled to become a Limited Partner pursuant to the provisions of this Agreement, all Partners are deemed to consent to the admission of the transferee to the Partnership as a Limited Partner without further act of the Partners.

5.11	Recording of Transfer

The Registrar shall record the transfer of any Partnership Units and the General Partner shall amend or cause to be amended the Register and do all other things and make such filings and recordings as are required by law and this Agreement and the Exchange and Support Agreement.

5.12	Effectiveness Conditional

No transfer of Partnership Units shall become effective with regard to the Partnership before the date the Registrar has entered such transfer in the Register. Upon such entry in the Register, the transferee then becomes a Limited Partner and is deemed to have been accepted as such by all the other Partners. No transfer of Partnership Units shall be accepted by the Registrar more than 15 days after the sending of the notice of dissolution provided for in Article 13. A new LP Unit Certificate for the Partnership Units thus transferred shall be issued upon request. In cases where a transfer does not include all Partnership Units evidenced by an LP Unit Certificate, a new LP Unit Certificate for the Partnership Units that are not transferred shall also be issued to the transferor.

5.13	Assignment of Unit by Representative

If a Person becomes entitled to a Partnership Unit upon the incapacity, death, insolvency or bankruptcy of a Limited Partner, or otherwise by operation of law, in addition to the requirements of Section 5.8, such entitlement shall not be recognized nor shall such Person be entered in the Register in respect of such entitlement until that Person:

(a)	has produced evidence satisfactory to the Registrar of such entitlement; and

(b)
has delivered to the Registrar such other evidence, approvals, acknowledgements and consents in respect of such entitlement as the Registrar may require and has acknowledged in writing that such Person is bound by the terms of this Agreement and appoints the General Partner as such Person’s agent and lawful attorney upon the terms contained herein.

5.14	Inspection of Register

Any Partner or an agent of any Partner duly authorized in writing may inspect and take extracts from the Register during normal business hours, and any Partner or an agent of any Partner, upon payment of a reasonable fee to the Registrar, may obtain a copy of the Register not more than 10 days after the date of delivery of a written request therefor to the Registrar. Access to the Register shall only be available if, upon request, the Person seeking access certifies that it is being requested in connection with a vote of the Partners, to make an offer to acquire Partnership Units or for purposes relating to the Partnership Business.

5.15	No Obligation to See to Execution of Trust

Except as provided in Section 5.17 and Section 6.1, neither the Registrar nor the General Partner shall be bound to recognize or see to the execution of any trust, whether express, implied or constructive, or any charge, hypothec or any other right, to which any Partnership Unit or any interest therein is subject, nor to ascertain or inquire whether any sale or transfer of any Partnership Unit or any interest therein by a Limited Partner or its personal representative is authorized by such trust, charge, hypothec or right, nor to recognize any Person as having any interest in, or rights of ownership of, a Partnership Unit other than the Person recorded on the Register as the Holder of the Partnership Unit. No transfer shall release the assignor of any obligation that it has towards the Partnership before the effective date of the transfer.

5.16	Fractions of Unit

Except with respect to fractional interests in a Partnership Unit issued by the Partnership, no transfer of a fraction of a Partnership Unit may be made or will be recognized or entered into the Register.

5.17	Pledge of Unit

A Partner may hypothecate, pledge or charge a Partnership Unit held by such Partner and in respect of which the Subscription Price for such Partnership Unit has been fully paid as security for a loan to or an obligation of such Partner, and if a Partnership Unit is so hypothecated, pledged or charged, the General Partner shall, upon receipt of a written request from the Partner, deliver to the Person specified by the Partner in the written request a written acknowledgement of notice of the hypothec, pledge or charge confirming that, upon receipt by the General Partner of a written order of payment from that Person setting forth an address for payment, all distributions made after such date by the Partnership in respect of the Partnership Unit thereafter will be made to that Person at that address, or at such other address in Canada as that Person from time to time advises the General Partner in writing, until that Person delivers to the General Partner a written release of such debt or from such hypothec, pledge or charge and the Partner, by delivering the written request to the General Partner, will thereby be authorizing the General Partner to make, and consenting to the making of, all distributions so made to the designated Person. Any pledge of a Partnership Unit shall be subject to the terms of this Agreement.

5.18	Prohibited Transfers

At no time may any of the Partnership Units (on either a basic or fully diluted basis) be held by or for the benefit of Persons who are not resident in Canada for the purposes of the Tax Act (“Non-Resident Beneficiaries”). Each transferee of a Partnership Unit will be deemed to have represented to the General Partner that it is not a Non-Resident Beneficiary and that it does not hold such Partnership Unit for the benefit of Non-Resident Beneficiaries and will be deemed to have covenanted to maintain such representations true for as long as it continues to hold one or more Partnership Units. If the General Partner determines that a Person has purported to become or remain, directly or indirectly, a Holder of Partnership Units in breach of the above mentioned representations or covenant, or if the Holder fails to provide a declaration in form and content satisfactory to the General Partner that it is not a Non-Resident Beneficiary and does not hold such Partnership Units for the benefit of Non-Resident Beneficiaries: (i) the General Partner will require such Person to dispose of its Partnership Units within a specified period not to exceed 60 days to a Person who does not contravene the above mentioned limitation on ownership (“New Holder”) and in accordance with the terms of this Agreement; and (ii) effective immediately prior to the breach, such Person shall be deemed to have ceased to be a Holder of such Partnership Units, the voting and distribution rights attached to such Partnership Units shall be suspended and such Partnership Units shall be deemed not to be outstanding until acquired by a New Holder (provided that Holders of other Partnership Units shall not be entitled to any portion of the distributions that may have been paid in respect of Partnership Units that have been so deemed not to be outstanding) and such Person’s rights in respect of such Partnership Units shall be limited to receiving the net proceeds of the sale thereof. If such Person has not, within such period, sold such Partnership Units or provided the General Partner with a declaration in form and content satisfactory to the General Partner that it is not a Non-Resident Beneficiary and does not hold such Partnership Units for the benefit of Non-Resident Beneficiaries, the General Partner may sell such Partnership Units on behalf of such Person (and the General Partner shall have the power of attorney of such Person to do so), and such Person’s rights in respect of such Partnership Units shall be limited to receiving the net proceeds of sale upon surrender of the certificates representing such Partnership Units.

The General Partner shall have the sole right and authority to make any determination required for the administration of the provisions of, or contemplated under, this Section 5.18, and without limiting the generality of the foregoing, if the General Partner considers that there are reasonable grounds for believing that a contravention of the above mentioned limitation on ownership has occurred or will occur, the General Partner shall make a determination with respect to the matter. Any such determination shall be conclusive, final and binding for the purposes of this Section 5.18 except to the extent modified by any subsequent determination by the General Partner. In any situation where it is unclear whether Partnership Units are held for the benefit of Non-Resident Beneficiaries, the General Partner may exercise its discretion in determining whether such Partnership Units are or are not so held, and any such exercise by the General Partner of its discretion shall be binding for the purposes of this Section 5.18.

5.19	Take-Over Bids

The provisions of section 3.25 of the Declaration of Trust are hereby incorporated by reference into this Agreement and the Limited Partners shall have the benefit thereof, and each of the Limited Partners and the General Partner shall take all such action as may be necessary to give full effect to such provisions.

ARTICLE 6

PARTICIPATION IN PROFITS AND LOSSES

6.1	Allocation and Distribution of Distributable Income

Subject to Schedule B, the General Partner shall, in respect of each Distribution Period, declare payable to the Partners on record, all or part of the cash on hand of the Partnership that is derived from any source (other than receipt of any Subscription Price) and that is determined by the General Partner not to be required for use in connection with the Partnership Business (“Distributable Income”). The General Partner, at the time of making such determination, shall also determine the amount of all expenses incurred by it during such Distribution Period in performing its duties as General Partner (which for, greater certainty, shall be all its costs and expenses for such period if its sole undertaking is the performance of its duties and obligations under this Agreement) (the “Reimbursement Distribution Amount”). The Distributable Income shall be distributed by the Partnership to the Partners forthwith after such determinations in the following manner and in the following order:

(a)	the Reimbursement Distribution Amount shall be distributed to the General Partner;

(b)
an amount, as determined by the General Partner, shall be distributed to the Holders of Class A LP Units sufficient to allow BCR to pay its expenses (including without limitation, any fees or commissions payable to agents or underwriters in connection with the sale of securities of BCR) on a timely basis or to make an initial capital contribution to the Partnership through the Interest of the General Partner;

(c)	an amount equal to 0.01% of the balance of the Distributable Income shall be distributed to the General Partner; and

(d)
an amount equal to the balance of the Distributable Income shall be distributed to the Limited Partners on the basis of the Partnership Units held by them, including to the Holders of the Class A LP Units and Class B LP Units in accordance with their respective entitlements as provided in Schedules A and B.

6.2	Allocation of Taxable Income and Taxable Losses

The aggregate Taxable Income or Taxable Losses of the Partnership for a Fiscal Year shall be allocated as follows at the end of each Fiscal Year:

(a)
the Limited Partners will be allocated all Taxable Income or Taxable Losses reduced by the amounts of Taxable Income allocated pursuant to Section 6.2(b) and, subject to Section 6.3, such Taxable Income or Taxable Losses allocated to the Limited Partners will be allocated to each Person who was a Limited Partner at any time in such Fiscal Year in an amount calculated by the formula A/B x C where:

A.	is the aggregate amount of the distributions paid or payable to such Limited Partner with respect to such Fiscal Year under Section 6.1;

B.	is the aggregate amount of the distributions paid or payable to all Limited Partners with respect to such Fiscal Year under Section 6.1; and

C.	is such Taxable Income or Taxable Losses allocated to all Limited Partners with respect to such Fiscal Year; and

(b)
the General Partner will be allocated Taxable Income equal to the aggregate of: (i) all Reimbursement Distribution Amounts that are paid to it (whether in the relevant Fiscal Year or within 30 days thereafter) in respect of expenses incurred by it in the Fiscal Year; and (ii) all amounts distributed with respect to such Fiscal Year in accordance with Subsection 6.1(c) to the extent not taken into account in the determination of the allocation of Taxable Income, and the Class A Limited Partners will be allocated Taxable Income equal to all amounts distributed to them with respect to such Fiscal Year in accordance with Subsection 6.1(b).

6.3	If No Distributions

If, with respect to a given Fiscal Year, no cash distribution is made by the Partnership to the Limited Partners, the Taxable Income or Taxable Losses of the Partnership for such Fiscal Year will be allocated to the Limited Partners, reduced by the amount, if any, determined in respect of such Fiscal Year under Subsection 6.2(b), and such Taxable Income or Tax Losses allocated to the Limited Partners will be allocated to each Person who was a Limited Partner at any time in such Fiscal Year in the proportion determined by the General Partner in its sole discretion.

ARTICLE 7

INVESTMENT RESTRICTIONS AND GUIDELINES AND OPERATING POLICIES

7.1	Investment Restrictions and Guidelines of the Partnership

Following the Effective Date, the Partnership shall invest in assets only in accordance with the following Investment Restrictions and Guidelines:

(a)	the Partnership shall only invest, directly or indirectly in:

(i)	interests (including freehold ownership and leasehold interests) in income-producing real property; and

(ii)
corporations, trusts, partnerships or other Persons which principally have interests (including the ownership of leasehold interests) in income-producing real property (or activities relating or ancillary thereto);

(b)
the Partnership may, directly or indirectly, invest in a joint venture arrangement for the purposes of owing interests or investments otherwise permitted to be held by the Partnership; provided that such joint venture arrangement contains terms and conditions which, in the opinion of the General Partner, are commercially reasonable, including without limitation such terms and conditions relating to restrictions on transfer and the acquisition and sale of the Partnership’s and any joint venturer’s interest in the joint venture arrangement, provisions to provide liquidity to the Partnership and provisions that limit the liability of the Partnership to third parties. For purposes of this Section 7.1, a joint venture arrangement is an arrangement between the Partnership and one or more other Persons (“joint venturers”) pursuant to which the Partnership, directly or indirectly, conducts an undertaking for one or more of the purposes set out above in respect of which the Partnership may hold its interests jointly or in common or in another manner with others either directly or through the ownership of securities of a corporation or other Person (a “joint venture entity”), including without limitation a general partnership, limited partnership or limited liability company;

(c)
except for temporary investments held in cash, deposits with a Canadian chartered bank or trust company under the laws of Canada or a province of Canada, short-term government debt securities, or receivables under installment receipt agreements or money market instruments of, or guaranteed by, a Canadian bank listed on Schedule 1 of the Bank Act (Canada) maturing prior to one year from the date of issue, or except as otherwise permitted herein, the Partnership shall not hold securities of another issuer unless either: (i) such securities derive their value, directly or indirectly, principally from real property; or (ii) the principal business of the issuer of the securities is the ownership or operation, directly or indirectly, of real property (in each case as determined by the General Partner);

(d)	the Partnership may, directly or indirectly, invest in such other assets or conduct such other activities as are consistent with the other Investment Restrictions and Guidelines; and

(e)	notwithstanding anything herein contained to the contrary, the Partnership shall not make, nor permit any Subsidiary to make, any investment that would result in:

(i)	BCR ceasing to qualify as a “unit trust”, “mutual fund trust” or “real estate investment trust” within the meaning of the Tax Act; or

(ii)
the Trust Units being disqualified for investment by registered retirement savings plans, registered income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts, each as defined in the Tax Act.

For the purpose of the foregoing restrictions, the assets, liabilities and transactions of a Subsidiary wholly-owned or partially-owned by the Partnership will be deemed to be those of the Partnership on a proportionate consolidated basis. In addition, any references in the foregoing to an investment in real property will be deemed to include an investment in a joint venture arrangement that holds real property.

7.2	Operating Policies of the Partnership

Following the Effective Date, the Partnership shall conduct its operations and affairs in accordance with and shall not permit any of its Subsidiaries to conduct its operations and affairs other than in accordance with the following Operating Policies:

(a)
title to each real property (or, if applicable, the leasehold or other interest therein) shall be held by and registered in the name of the Partnership, the General Partner or a corporation or other entity wholly-owned, directly or indirectly, by the Partnership or jointly- owned, directly or indirectly, by the Partnership with joint venturers; provided that where land tenure will not provide fee simple title, the Partnership, the General Partner or a corporation or other entity wholly-owned, directly or indirectly by the Partnership or jointly owned, directly or indirectly, by the Partnership with joint venturers shall hold a land lease as appropriate under the land tenure system in the relevant jurisdiction; and

(b)
the Partnership shall not directly or indirectly guarantee any indebtedness or liabilities of any kind of an arm’s length third party, except for guarantees of indebtedness existing on the Effective Date and guarantees of indebtedness assumed or incurred by a partnership, limited partnership, co-ownership or other joint venture in which the Partnership or a Subsidiary of the Partnership is a party and the other party or parties thereto is or are required to give up its or their respective interest in the property of such partnership, limited partnership, co-ownership or other joint venture as a result of such party’s failure to honour its proportionate share of the indebtedness assumed or incurred by the partnership, limited partnership, co-ownership or other joint venture. In addition, the Partnership will not directly or indirectly guarantee any indebtedness or liabilities of any Person if doing so would contravene Subsection 7.1(e).

For the purpose of the foregoing policies, the assets, liabilities and transactions of a Person in which the Partnership has an interest will be deemed to be those of the Partnership on a proportionate consolidated basis. In addition, any references in the foregoing to investment in real property will be deemed to include an investment in a joint venture arrangement.

ARTICLE 8

MANAGEMENT OF THE PARTNERSHIP

8.1	Authority of General Partner

The General Partner has, subject to Sections 8.10 and 11.8, all the obligations, rights and authority of a general partner according to the Act and any other obligation, right or authority otherwise granted by law. The General Partner is authorized to carry on the Partnership Business, with full power and exclusive authority to administer, manage, control and operate the operations and affairs of the Partnership and the Partnership Business and to bind the Partnership, and, except as otherwise provided in this Agreement, shall have all power and authority for and on behalf of and in the name of the Partnership to do or cause to be done any act, take any proceeding, make any decision and execute and deliver or cause to be delivered any instrument, deed or agreement or document on behalf of the Partnership permitted under this Agreement and involving matters or transactions which are necessary for or incidental to carrying on the Partnership Business. All material transactions and agreements involving the Partnership must be approved by the board of directors of the General Partner. The General Partner shall at all times act in accordance with the relevant provision of each of this Agreement, the Declaration of Trust and the Exchange and Support Agreement.

8.2	Powers of General Partner

Without limiting the generality of Section 8.1 and subject to the other terms and conditions of this Agreement, to any applicable limitations in the Act, and to Sections 8.10 and 11.8, the General Partner has full power and authority for and on behalf and in the name of the Partnership, without any need for any such action to be approved or ratified by the Limited Partners:

(a)	to purchase or lease real or personal property for the Partnership Business;

(b)
to manage, administer, conserve, develop, operate and dispose of any and all properties or assets of the Partnership, and in general to engage in any and all activities required for the operation of the Partnership Business;

(c)
to negotiate, execute and carry out, on behalf of the Partnership, any agreement involving matters or transactions that are in the ordinary course of the Partnership Business, including any agreement with a third party for rendering services to the Partnership;

(d)	to obtain the services of legal counsel, auditors, accountants, experts, advisers or consultants which it deems appropriate and to act according to the opinion of such Persons;

(e)	to purchase liability and other insurance that the General Partner considers necessary or appropriate;

(f)
to open and operate any bank, trust or investment account on behalf of the Partnership, to designate from time to time the signatories to such accounts, and to spend the funds of the Partnership in the exercise of any right or power exercisable by the General Partner hereunder;

(g)
to borrow funds in the name of the Partnership from time to time from the General Partner, BCR or their respective Affiliates, or from any recognized financial institution selected by it, or from any Person as the General Partner sees fit;

(h)	to pay all fees and expenses of the Partnership or incur such fees and expenses on behalf of the Partnership;

(i)
to commence and prosecute any suit or proceedings with respect to or on behalf of the Partnership, its property or its business, take the defence of the Partnership in any suit or proceedings taken against it and to settle any such suit or proceedings;

(j)
to mortgage, charge, assign, hypothecate, pledge or otherwise create a security interest in all or any property of the Partnership now owned or hereafter acquired, to secure any present and future borrowings, obligations, costs and expenses of the Partnership;

(k)	to guarantee any obligations (including loans, mortgages or hypothecs) of its Subsidiaries as may be required;

(l)
to employ, retain, engage or dismiss from employment, personnel, agents, representatives or professionals with the powers and duties upon the terms and for the compensation as in the discretion of the General Partner may be necessary or advisable in carrying out the Partnership Business;

(m)	to hold interests in partnerships, subsidiaries or other entities;

(n)	to determine, within the permitted limits and subject to Section 6.1, the amount, nature and the date of any distribution by the Partnership;

(o)	to submit the Partnership to binding or non-binding arbitration or mediation with respect to any issue arising in or concerning its business or affairs;

(p)	to appoint and remove agents and grant and rescind powers of attorney;

(q)	to file such declarations and do such other acts as may be required to qualify and maintain the Partnership as a limited partnership where deemed appropriate;

(r)
to file and execute on behalf of the Partnership any and all returns and other documents, instruments, elections, designations or determinations under the Tax Act or other legislation or similar laws of Canada or of any province or jurisdiction or any other taxation authority; and

(s)
subject to the terms of this Agreement, to do all such other acts and things the General Partner, in its sole discretion, shall deem necessary or desirable to carry out the intent and purpose of this Agreement or the Partnership Business.

Notwithstanding this Section 8.2 and Section 8.1, the General Partner shall not be entitled to dissolve the Partnership except in accordance with the provisions of Article 13 of this Agreement.

8.3	General Partner Having Power of Attorney

Each Limited Partner hereby irrevocably nominates, constitutes and appoints the General Partner and any successor to the General Partner, in each case in its capacity as General Partner of the Partnership, under the terms of this Agreement, with full power of substitution, as his, her or its agent and true and lawful attorney-in-fact to act on his, her or its behalf with full power of substitution and authority in his, her or its name, place, and stead to execute, under seal or otherwise, swear to, acknowledge, deliver, make and file or record when, as and where required or appropriate, any and all of the following:

(a)
this Agreement, the Register, the Declaration, any amendment to this Agreement as contemplated in Article 15 of this Agreement, the Exchange and Support Agreement (if such Limited Partner holds Class B LP Units) and any amendment thereto or any other instrument required to qualify, continue and keep the Partnership in good standing as a limited partnership in, or otherwise to comply with the laws of, any jurisdiction in which the Partnership may carry on business or own property in order to establish or maintain the limited liability of the Limited Partners under such laws, including any amendment to the Declaration or the Register necessary to reflect any change in the Partners or in the ownership of a Partnership Unit;

(b)
any instrument of transfer or other document required in connection with the dissolution, liquidation, winding-up or termination of the Partnership made in accordance with the provisions hereof, including the cancellation of any LP Unit Certificate;

(c)	any instrument, deed, agreement or document executed by the General Partner in carrying on the Partnership Business as authorized in this Agreement;

(d)
all returns, applications, elections, determinations or designations under the Tax Act or any other taxation or other legislation or similar laws of Canada or of any other jurisdiction in respect of the affairs of the Partnership or of a Partner’s Interest;

(e)	any instrument relating to the admission of additional Limited Partners or substitution thereof, subject to the provisions of this Agreement; and

(f)	any instrument required to be filed with any organization or governmental body and any documents in connection with the Partnership Business or this Agreement,

provided that such power and authority shall not include the authority to execute any proxy on behalf of a Limited Partner or to vote or execute on behalf of a Limited Partner any consent required for any Majority Approval or Special Approval.

8.4	Irrevocability of Power of Attorney

Except as otherwise prohibited by law, the power of attorney granted in Section 8.3 is a power coupled with an interest, and shall be irrevocable during the existence of the Partnership and in connection with the dissolution or winding-up thereof, and shall survive the insolvency, dissolution, winding-up, bankruptcy, death or disability of a Limited Partner or the legal incapacity, mental incapacity or infirmity or mental incompetence of a Limited Partner, or the transfer or assignment by the Limited Partner of all or any part of his, her or its Interest, shall extend to and bind the heirs, executor, administrators, other legal representatives and the successors, transferees and assigns of the Limited Partner, and may be exercised by the General Partner on behalf of the Limited Partner in executing any instrument by listing therein or in a schedule thereto the name of such Limited Partner together with the names of other Limited Partners and executing such instrument with a single signature as attorney and agent for all of them.

8.5	Affirmation of Exercise of Power of Attorney

Each Limited Partner agrees to be bound by any action taken by the General Partner pursuant to such power of attorney and hereby waives any and all defences which may be available to contest, negate or disaffirm any action of the General Partner taken in good faith under such power of attorney.

8.6	Ostensible Authority of General Partner

No Person dealing with the Partnership shall be required to inquire into the authority of the General Partner to do any act, take any proceeding, make any decision or execute and deliver any instrument, deed, agreement or document for and on behalf of or in the name of the Partnership.

8.7	Commingling of Funds

The funds and assets of the Partnership shall not be commingled with the funds or assets of any other Person.

8.8	Delegation

The General Partner may contract with any Person to carry out any of the duties of the General Partner hereunder and may delegate to such Person any power and authority of the General Partner hereunder, but no such contract or delegation will release the General Partner of any of its obligations hereunder. Without limiting the generality of the foregoing, the General Partner is hereby authorized to enter into the Asset Management Agreement and the Property Management Agreement for and on behalf of the Partnership.

8.9	Title to Property

Title to the property of the Partnership, whether real, personal or mixed, whether tangible or intangible, shall be deemed to be owned by the Partnership as an entirety, and no Partner individually shall have any ownership interest in any specific assets of the Partnership or any portion thereof. The General Partner may hold title to the property of the Partnership for and on behalf of the Partnership in its name. The General Partner declares and warrants that any assets of the Partnership of which legal title is held in the name of the General Partner shall be held by the General Partner as agent of the Partnership and for the use and benefit of the Partnership in accordance with the provisions of this Agreement. All of the property of the Partnership shall be recorded as the property of the Partnership on its books and records, irrespective of the name in which legal title to such assets is held.

8.10	Exercise of Power and Discharge of Duties

The General Partner shall exercise its powers and discharge its duties under this Agreement honestly, in good faith and in the best interests of the Partnership and shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances and as would the director of a corporation in comparable circumstances. Furthermore, the General Partner shall not, directly or indirectly, without the approval of the Partners, exercise its powers in its own interest or that of a third party or place itself in a position where its personal interest is in conflict with its duties and functions as General Partner. Without limiting the generality of the foregoing, the General Partner shall:

(a)	keep or cause to be kept a Register as required by the Act;

(b)	maintain adequate records and accounts of all operations and expenditures and submit to each Limited Partner on request a summary of Partnership activities;

(c)
account to the Limited Partners for its management of the Partnership, including mailing a copy of the financial statements for the immediately preceding Fiscal Year to each Limited Partner who sends a written request for one to the General Partner as required by the Act;

(d)
hold and maintain the registrations necessary for the conduct of the Partnership Business and continue to have such licences and permits necessary to exploit the Partnership Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration; and

(e)	devote to the conduct of the affairs of the Partnership such time as may be reasonably required for the proper management of the affairs of the Partnership.

8.11	Protection of Limited Liability

The General Partner shall operate and carry on the Partnership Business and conduct the affairs of the Partnership in such a manner that the liability of a Limited Partner is limited according to Section 9.2.

8.12	Compliance with Declaration of Trust

The General Partner shall at all times comply with and be bound by the terms and conditions set out in the Declaration of Trust.

8.13	Advances by General Partner

The General Partner may lend to the Partnership from time to time such funds as may be necessary for any Partnership purposes, which loans will bear interest and any other charges at the same rate as the General Partner pays to borrow funds from its principal lenders. In no event, however, will the interest costs and charges be greater than those which the Partnership would pay to established financial institutions for similar loans, and the General Partner will not be entitled to any other remuneration or fees in respect of such loans or advances other than the administrative costs or expenses related thereto.

8.14	Prohibition Against Guarantees

The General Partner will not cause the Partnership to guarantee the obligations or liabilities of the General Partner in its personal capacity.

8.15	Prohibition Against Sale of All Assets

The General Partner will not sell or otherwise dispose of all or substantially all of the assets of the Partnership without the Special Approval of the Limited Partners voting together as a single class.

8.16	Withholding of Partnership Revenues

The General Partner may withhold and apply revenue from operations, interest and proceeds of the sale of any Partnership assets to pay the Partnership’s expenses, fees, obligations or anticipated obligations, and other foreseeable costs but not for any other purpose.

8.17	Board of Directors

On the Effective Date, the board of directors of the General Partner shall consist of five (5) directors. Each director of the General Partner (and, for certainty, any successor General Partner under this Agreement) from time to time must have consented to serve as a director of the General Partner and be properly elected or appointed as trustee of BCR. Notwithstanding anything to the contrary in this Agreement or elsewhere, the board of directors of the General Partner shall at all times be comprised of all of the trustees of BCR and any change in the composition of the board of trustees of BCR shall be reflected by a conforming change in the composition of the board of directors of the General Partner.

ARTICLE 9

LIABILITIES OF THE PARTNERS

9.1	The General Partner

The General Partner has unlimited liability for the undertakings, liabilities, and obligations of the Partnership. Except in cases of fraud, negligence or wilful misconduct, the General Partner will not be liable to the Limited Partners for a mistake or error in judgment, any act or omission believed by the General Partner in good faith to be within the scope or the authority conferred on the General Partner by this Agreement, or any loss or damage to the property or assets of the Partnership caused by circumstances beyond the control of the General Partner.

9.2	The Limited Partners

The liability of each Limited Partner for the undertakings, liabilities, and obligations of the Partnership will, for so long as the Limited Partner remains a Limited Partner, be limited to the capital amount of his, her or its Partnership Units plus his, her or its pro rata share of the undistributed Distributable Income and the undistributed assets of the Partnership and any other liability imposed under the Act. Subject to Section 9.4, where a Limited Partner has received a return of all or part of his, her or its Partnership Units, the Limited Partner is liable to the Partnership, or, where the Partnership is dissolved, to its creditors, for any amount, not in excess of the amount of his, her or its Partnership Units returned to him, her or it, with interest, necessary to discharge the liabilities of the Partnership to all creditors who became creditors before the return of the amount of the Partnership Units. Each of the Limited Partners and, if applicable, each of their respective officers, directors, agents and employees will be indemnified, held harmless and reimbursed by the Partnership in respect of any and all losses sustained or incurred in connection with or arising as a result of such Limited Partner not having limited liability, other than a loss of liability arising as a result of any fraudulent, negligent or wilful act or omission of such Limited Partner.

9.3	Loss of Limited Liability

The Limited Partners acknowledge that there is a possibility that Limited Partners may lose their limited liability to the extent that the principles of Canadian law recognizing the limitation of liability of limited partners have not been authoritatively established with respect to limited partnerships formed under the laws of one province but operating, owning property, or incurring obligations in another province or jurisdiction.

9.4	Liability of Limited Partners upon Dissolution

The Limited Partners acknowledge that, upon dissolution of the Partnership and at the election of the General Partner, the Limited Partners may receive undivided interests in the Partnership assets and/or properties in lieu of the right of the Limited Partners to demand and receive money from the Partnership for their capital contributions, provided that the Limited Partners will thereafter no longer have limited liability with respect to the ownership of such assets and/or properties.

9.5	No Management or Control by Limited Partners

No Limited Partner will:

(a)	take part in the administration, control, operations or management of or take an active part in the Partnership Business or exercise any power in connection therewith;

(b)	transact any matters on behalf of the Partnership or make any commitments on behalf of or otherwise obligate or bind the Partnership;

(c)	other than by voting on a resolution of the Partners (where the Partner is entitled to vote), execute any document which binds or purports to bind any other Partner or the Partnership;

(d)	hold itself out as having the power or authority to bind any other Partner or the Partnership or deal with any Person on behalf of the Partnership;

(e)	have any authority or power to act for or undertake any obligation or responsibility on behalf of any other Partner or the Partnership;

(f)
bring any action for partition or sale or otherwise in connection with the Partnership, any interest in any property of the Partnership, whether real or personal, tangible or intangible, or file or register or permit to be filed, registered, or remain undischarged any lien or charge in respect of any property of the Partnership;

(g)	compel or seek a partition, judicial or otherwise, of any of the assets of the Partnership distributed or to be distributed to the Partners in kind in accordance with this Agreement;

(h)	take any action with the intent of dissolving the Partnership, except in accordance with Section 13.1 or the Act; or

(i)	take any action that will jeopardize or eliminate the status of the Partnership as a “Canadian partnership” for the purposes of the Tax Act.

9.6	Compliance with Laws

Each Limited Partner will, on the request of the General Partner, immediately execute such documents considered by the General Partner to be necessary to comply with any applicable law or regulation of any jurisdiction in which the Partnership Business is being carried on in accordance with this Agreement, for the continuation, operation, or good standing of the Partnership. If any Limited Partner shall fail to execute any such documents when requested to do so by the General Partner, the General Partner may execute any or all of such documents as attorney for each defaulting Limited Partner pursuant to the power of attorney constituted by Section 8.3.

ARTICLE 10

FINANCIAL MATTERS AND REPORTS

10.1	Fiscal Year

The first Fiscal Year of the Partnership shall end on December 31, 2010, and thereafter each fiscal period shall commence on January 1 in each year and shall end on the earlier of December 31 in that year, or on the dissolution or other termination of the Partnership or such earlier date that the General Partner may determine from time to time, provided that the General Partner has obtained any necessary consents from taxation authorities. Each such period is referred to in this Agreement as a “Fiscal Year”.

10.2	Books and Records

The General Partner shall keep and maintain or cause to be kept and maintained, according to the requirements of applicable laws, proper, complete and accurate books of account and records of the Partnership Business and shall enter and record or cause to be entered and recorded therein fully and accurately all transactions and other matters related to the business and affairs of the Partnership.

10.3	Financial Records and Reports

The General Partner will:

(a)	for each Fiscal Year, calculate and allocate all revenue and expenses of the Partnership among the Partners in accordance with this Agreement;

(b)	prepare and provide financial statements, records and reports and any other information to the Partnership in accordance with Section 8.10; and

(c)	provide the Limited Partners with any information that they may require for their financial reporting obligations.

10.4	Income Tax Information

The General Partner will send or cause to be sent to each Person who was: (i) a Limited Partner in a Fiscal Year and received a distribution, or to whom a portion of the Taxable Income or Taxable Loss of the Partnership has been allocated, in such Fiscal Year from the Partnership; or (ii) a Limited Partner on the date of dissolution of the Partnership, by the 15th day of March of the following Fiscal Year or within 120 days of dissolution, as the case may be, or within any other shorter period as may be required by applicable law, all information in suitable form, relating to the Partnership necessary for the Person to prepare that Person’s Canadian federal and provincial income tax returns. The General Partner will file, on behalf of itself and the Limited Partners, annual Partnership information returns and any other information returns required to be filed under the Tax Act and any other applicable legislation in respect of the Partnership.

ARTICLE 11

PARTNERSHIP DECISIONS

11.1	Meetings of Partners

The Partnership will not be required to hold annual general meetings. The General Partner may at any time call a meeting of Partners and will call such a meeting on receipt of a written request from the Limited Partners holding, in the aggregate, not less than 25% of all Class A LP Units outstanding stating sufficiently for compliance with Section 11.2 the purpose for which the meeting is to be held. Such meetings of Partners will be held at a place in Canada designated by the General Partner.

11.2	Notice

Notice of any meeting of Partners shall be given to the Partners, not less than 21 days nor more than 60 days prior to the meeting date. A notice of meeting shall state the time, date and place of the meeting and describe, in reasonable detail, all matters which are to be the subject of a vote at such meeting, together with the text of any resolutions to be considered at the meeting. Accidental failure to give notice to a Partner will not invalidate a general meeting or proceedings at such meeting.

11.3	Conduct of Meetings

The rules and procedures for the conduct of a meeting of Partners not prescribed in this Article 11 shall be determined by the chairman of the meeting.

11.4	Quorum

A quorum at any meeting of Partners shall consist of one Partner present in person at the commencement of the meeting holding or representing by proxy 50% or more of the outstanding Partnership Units entitled to be voted at the meeting. In the event of such quorum not being present at the appointed place on the date for which the meeting is called within 30 minutes after the time fixed for the holding of such meeting, the meeting shall stand adjourned to such day being not less than 10 days thereafter and to such place and time as may be appointed by the General Partner. If at such adjourned meeting a quorum as above defined is not present, the Partners present either personally or represented by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

11.5	Voting Rights

Except as otherwise provided in this Agreement, at all meetings of Partners or in any written resolution:

(a)	each Limited Partner entitled to vote shall be entitled to one vote for each Partnership Unit (excluding any fractional interest thereof) held; and

(b)	the General Partner will be entitled to one vote in its capacity as General Partner.

11.6	Question by Majority Approval

Every question submitted to a meeting of Partners which does not require Special Approval shall be decided by Majority Approval.

11.7	Resolutions Binding

An act authorized by a resolution passed in accordance with this Agreement shall be binding on every Partner and its heirs, executors, administrators, other legal representatives, successors and assigns, if passed at a meeting, whether or not the Partner was present or represented by proxy at the meeting at which the resolution was passed and whether or not the Partner abstained or voted against the resolution and, if passed by written resolution, whether or not the Partner signed the resolution.

11.8	Powers Exercisable by Class Approval

In addition to all other powers conferred on the Partners by this Agreement, and subject to Schedules A and B attached hereto, the following acts and decisions proposed to be taken by the General Partner shall require Majority Approval of Holders of Class A LP Units with respect to matters affecting Class A LP Units or Majority Approval of Holders of Class B LP Units with respect to matters affecting Class B LP Units:

(a)	to enforce, on behalf of the Partnership, any obligation or covenant on the part of any Holders of Class A LP Units or Class B LP Units, as applicable;

(b)
to waive any default on the part of the General Partner which would affect the Class A LP Units or Class B LP Units, as applicable, on such terms as they may determine and release the General Partner from any claims in respect thereof;

(c)
to create a new class of Partnership interests which would rank, in any manner, equal to or superior to such Class A LP Units or Class B LP Units, as applicable, with respect to one or more individual characteristics or rights attaching to the Class A LP Units or Class B LP Units, as applicable;

(d)	to change the issuance of LP Unit Certificates as set out in Section 4.1 with respect to Class A LP Units or Class B LP Units, as applicable; and

(e)	to consent to any action that would adversely affect the Class A LP Units or Class B LP Units, as applicable, and any interests therein.

11.9	Conditions to Action by Partners

No action of the Partners to:

(a)	authorize an amendment of this Agreement;

(b)	dissolve or wind-up the Partnership; or

(c)	take any other step affecting the term of the Partnership,

shall be effective in any manner unless and until either:

(i)
the Partnership and each Limited Partner have received an opinion of counsel satisfactory to the General Partner that such action may be effected without subjecting the Limited Partners to liability as General Partners under the Act; or

(ii)	a court of competent jurisdiction has rendered a declaration, judgment or order to the like effect.

ARTICLE 12

CHANGE, RESIGNATION OR REMOVAL OF GENERAL PARTNER

12.1	Resignation on Bankruptcy or Dissolution

The General Partner, by agreeing to be bound by this Agreement, shall be deemed to resign as the General Partner upon: (i) ceasing to be a Canadian resident within the meaning of the Tax Act; (ii) filing a voluntary petition for bankruptcy; (iii) the appointment of a trustee, receiver or liquidator; (iv) having entered against it an order for relief in a bankruptcy or insolvency proceeding which is not stayed, vacated or dismissed within 120 days; (v) being involuntarily dissolved, liquidated or wound up; or (vi) the commencement of any act or proceeding in connection with dissolution, liquidation or winding up, whether voluntary or involuntary and, if involuntary, which is not contested in good faith by the General Partner, but such resignation when it is not due to the General Partner ceasing to be a resident of Canada, shall not be effective until, and the General Partner shall not cease to be the General Partner until, the earlier of:

(a)	the date of appointment of a new General Partner to the Partnership by Majority Approval; and

(b)	120 days after the occurrence of such event or the date of appointment of a new General Partner, as the case may be,

and otherwise, immediately before the General Partner ceased to be a resident of Canada and the new General Partner shall be deemed to have been appointed effective as of that time.

The General Partner may not otherwise resign and may not transfer, assign, or otherwise dispose of its Interest without Special Approval of all of the Limited Partners voting together as a single class which consent may be withheld if no replacement General Partner has been admitted to the Partnership.

12.2	Removal of General Partner

Upon notice to the General Partner, the General Partner may be removed as the General Partner: (i) by Special Approval of all of the Limited Partners voting together as a single class that appoints a new General Partner to the Partnership to assume the responsibilities and rights of the General Partner being thus removed; or (ii) for fraud, wilful misconduct, negligence, breach of its fiduciary duties or for wilful breach of this Agreement.

12.3	Transfer of Management

On the appointment of a new General Partner to the Partnership on the resignation or removal of the General Partner, the departing General Partner shall:

(a)
do all things and take all steps necessary or desirable to immediately and effectively transfer the administration, management, control and operation of the Partnership Business and the books, records and accounts of the Partnership to the new General Partner; and

(b)
execute, deliver and file all agreements, deeds, certificates, declarations and other documents necessary or desirable to effect such transfer and to record the substitution of a new General Partner or qualify or continue the Partnership as a Limited Partnership.

The departing General Partner hereby irrevocably constitutes and appoints the new General Partner or any officer of the new General Partner as the true and lawful attorney-in-fact and agent for, in the name and on behalf of the departing General Partner to execute and deliver all such agreements, deeds, certificates, declarations and other documents necessary to give effect to this Section 12.3. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the death, insolvency, bankruptcy or incapacity of the departing General Partner, and the departing General Partner hereby ratifies and confirms and agrees to ratify and confirm all that such attorney may lawfully do or cause to be done by virtue of the provisions hereof.

12.4	Transfer of Title

On the resignation or removal of the General Partner and the appointment of a new General Partner, the departing General Partner, at the cost of the Partnership, shall transfer title to the Partnership’s property registered in the name of the departing General Partner to such new General Partner and execute and deliver all deeds, certificates, declarations and other documents necessary or desirable to effect such transfer. The departing General Partner hereby irrevocably constitutes and appoints the new General Partner or any officer of the new General Partner as the true and lawful attorney-in-fact and agent for, in the name and on behalf of the departing General Partner to execute and deliver all such assignments, transfers, instruments and other documents as may be necessary to effectively transfer the Partnership’s property registered in the name of the departing General Partner to the new General Partner. Such appointment and power of attorney, being coupled with an interest, shall not be revoked by the death, insolvency, bankruptcy or incapacity of the departing General Partner, and the departing General Partner hereby ratifies and confirms and agrees to ratify and confirm all that such attorney may lawfully do or cause to be done by virtue of the provisions hereof.

12.5	Release

On the resignation or removal of the General Partner, the Partnership shall release and hold harmless the departing General Partner from any and all costs, damages, liabilities or expenses suffered or incurred by the General Partner or the Partnership as a result of or arising out of events which occur in relation to the Partnership after such resignation or removal, unless such events arise from the fraud, negligence or wilful misconduct of the General Partner or from any act or omission not believed by it in good faith to be within the scope of this Agreement occurring before such change of General Partner.

12.6	New General Partner

Subject to Section 12.1, a new General Partner shall become a party to this Agreement by signing a counterpart hereto and shall agree to be bound by all of the provisions hereof and to assume the obligations, duties and liabilities of the General Partner hereunder as and from the date the new General Partner becomes a party to this Agreement. Any General Partner appointed in accordance with this provision shall be a resident of Canada as such term is used in the Tax Act.

12.7	Satisfaction of Interest

Subject to Section 12.1, no resignation or removal of a General Partner shall be effective until all amounts then due to the General Partner by the Partnership have been paid by the Partnership to the General Partner.

ARTICLE 13

DISSOLUTION OF PARTNERSHIP

13.1	Dissolution and Termination

The Partnership shall be dissolved on the earliest of:

(a)	the date fixed by a Special Approval;

(b)	the date of the extinction, loss or disposition of all the assets of the Partnership;

(c)	the date fixed by a court of competent jurisdiction in accordance with the Act; and

(d)	the removal or deemed removal of a sole General Partner unless such General Partner is replaced as provided in this Agreement.

Notwithstanding the foregoing events of dissolution, the Partnership may not be dissolved without the Special Approval of the Holders of the Class B LP Units. Upon dissolution of the Partnership and completion of the distributions contemplated in Section 13.3, this Agreement shall terminate.

13.2	Events Not Causing Dissolution

Notwithstanding any rule of law or equity to the contrary, the Partnership shall not terminate or dissolve as a result of any matter not contemplated in Section 13.1 above, including the following:

(a)
the insolvency or bankruptcy of any Limited Partner or a judgment maintaining the seizure of the Partnership Units held by any Limited Partner, provided that the other Limited Partners assume or a third party assumes the debt of the Limited Partner being the bankrupt, insolvent or judgment debtor up to such amount as allows sufficient property to remain in the Partnership to discharge the debts of the Partnership. In the event of such insolvency, bankruptcy or judgment, the insolvent, bankrupt or seized Limited Partner shall be deemed to have withdrawn the whole of its capital contribution and the Partnership shall continue with the remaining Partners;

(b)	the insolvency, bankruptcy or, subject to Section 5.7, dissolution, liquidation or winding-up of the General Partner;

(c)	the transfer of any Partnership Unit; and

(d)
the admission or withdrawal of a Limited Partner or the admission or withdrawal of a General Partner, provided that in the case of the admission of a new General Partner, the same is carried out in accordance with the provisions of this Agreement.

13.3	Distributions Upon Dissolution

Upon the dissolution of the Partnership, the assets of the Partnership shall be sold or otherwise applied to the extent required for the following purposes and subject to the Act in the following order:

(a)	to pay and discharge all of the Partnerships’ debts and liabilities, including expenses of liquidation, other than the Partners’ debts and liabilities;

(b)	to pay and discharge all of the Partnership’s debts and liabilities to the Limited Partners; and

(c)
thereafter, the balance of the assets of the Partnership (after establishment of such reserves as the General Partner considers necessary for any contingent or unforeseen liabilities of the Partnership arising out of or in connection with the Partnership Business) shall be distributed to the Limited Partners in accordance with their respective entitlements, including to the Holders of the Class A LP Units and Class B LP Units in accordance with their respective entitlements as provided in Schedules A and B.

Notwithstanding the dissolution of the Partnership, this Agreement shall not terminate until the provisions of this Section 13.3 have been satisfied.

13.4	Notice of Dissolution

Upon dissolution of the Partnership, the General Partner shall file a declaration of dissolution in accordance with the Act and publish the notice of dissolution prescribed by the Act and satisfy all applicable formalities in such circumstances as may be prescribed by the laws of other jurisdictions where the Partnership may be registered. In addition, the General Partner shall give notice of the dissolution of the Partnership by publishing such notice in newspapers which the General Partner deems appropriate and by mailing to each Limited Partner and to the Registrar (if not the General Partner) such notice 21 Business Days prior to such proposed dissolution.

13.5	Return of Capital on Dissolution

Upon the dissolution of the Partnership, the Limited Partners shall look solely to the assets of the Partnership for the return of their capital contribution. If the property of the Partnership remaining after the discharge of the debts and liabilities of the Partnership to third parties is insufficient to return in full to the Limited Partners their capital contributions, the Limited Partners shall have no recourse against the General Partner.

13.6	Actions Upon Dissolution

Upon the dissolution of the Partnership, the General Partner shall continue to perform such acts as are a necessary consequence of the Partnership Business previously carried on by the Partnership and shall act as administrator on behalf of the undivided co-owners. The provisions of this Agreement shall survive the dissolution of the Partnership to the extent necessary to enable the General Partner to carry out such duties in accordance with this Agreement.

13.7	No Transfer Upon Dissolution

Subject to Article 5, no transfer of Partnership Units may be made or will be accepted or entered into the Register after the occurrence of any of the events set out in Article 13.

ARTICLE 14

REPRESENTATIONS, WARRANTIES, AND COVENANTS

14.1	Representations of the General Partner

The General Partner hereby represents and warrants to and covenants with each Limited Partner that:

(a)
it is incorporated and validly subsisting under the laws of Canada and validly registered to carry on business under the laws of any jurisdiction where the Partnership may be required to be registered in carrying on the Partnership Business;

(b)	it is not a “non-resident” of Canada for purposes of the Tax Act;

(c)
it has the capacity and corporate authority to act as the general partner of the Partnership and to perform its obligations under this Agreement, and such obligations do not conflict with or constitute a default under its constating documents or by-laws or any agreement by which it is bound;

(d)
it has taken all necessary corporate action to authorize the execution, delivery and performance of this Agreement, and this Agreement constitutes a valid and binding obligation of the General Partner, enforceable against it in accordance with the terms of this Agreement;

(e)
it holds and shall maintain the registrations and filings (and any amendments thereto and renewals thereof) necessary for the conduct of the Partnership Business, and has all licences and permits necessary to conduct the Partnership Business in all jurisdictions where the activities of the Partnership require such licensing or other form of registration of or by the General Partner; and

(f)	no authorization, consent or approval of, or filing with or notice to, any Person is required in connection with the execution, delivery or performance of this Agreement by the General Partner.

14.2	Representations of the Limited Partners

Each Limited Partner severally represents and warrants to the General Partner and each of the other Limited Partners, and it is a condition of the entitlement of any Person to be a Limited Partner that:

(a)	if an individual, the Limited Partner has attained the age of majority and has the legal capacity and competence to execute this Agreement and to take all actions required pursuant hereto;

(b)
if a corporation, other body corporate, trust or partnership, the Limited Partner has the legal power and capacity to execute this Agreement and to take all actions required pursuant hereto and all necessary approvals by trustees, directors, shareholders and members of the Limited Partner, or otherwise, as applicable, have been given to authorize it to execute this Agreement and to take all actions required pursuant hereto;

(c)	the Limited Partner is not, and is not holding Partnership Units on behalf of, a “non-resident” of Canada or a partnership that is not a “Canadian Partnership” for purposes of the Tax Act;

(d)
the Limited Partner is not a “non-Canadian” for the purpose of the Investment Canada Act (Canada) and such Limited Partner will not otherwise change its status as represented herein or transfer or purport to transfer any of its Partnership Units to any “non-Canadian”;

(e)
the Limited Partner will provide such evidence of its status, or the status of any beneficial owner of Partnership Units for which any Limited Partner is acting as a nominee, as may reasonably be requested by the General Partner to ensure compliance with the terms of this Agreement; and

(f)
the Limited Partner shall not knowingly transfer the Partnership Units to a Person who is unable to make these representations and warranties or in a manner that would not conform to these representations and warranties.

14.3	Survival of Representations

The representations, warranties and covenants contained in this Article 14 will survive, and remain valid after, the execution of this Agreement, and each Party shall ensure that each representation and warranty made pursuant to the above provisions remains true so long as such Party remains a Partner.

ARTICLE 15

AMENDMENT

15.1	Change of Partners

This Agreement may be amended by the General Partner, without notice to or consent of any other Partners, to reflect the admission, resignation or withdrawal of any Partner, or the assignment by any Partner of the whole or any part of such Partner’s Interest in accordance with this Agreement. The General Partner shall also be entitled to make any reasonable decisions, designations or determinations not inconsistent with law or with this Agreement which it determines are necessary or desirable in interpreting, applying or administering this Agreement or in administering, managing or operating the Partnership. To the extent of any inconsistency between this Agreement and any regulation, decision, designation or determination made by the General Partner, this Agreement shall prevail and such regulation, decision, designation or determination shall be deemed to be modified to eliminate such inconsistency.

15.2	Amendment with Approval of Limited Partners and General Partner

(a)
Except as otherwise provided in this Article 15, this Agreement (including, without limitation, the Investment Restrictions and Guidelines and Operating Policies and the terms and conditions of the Class A LP Units and Class B LP Units) shall be amended by the General Partner only if such amendment is authorized by Special Approval provided that:

(i)	except as contemplated in Article 12 and Article 13, any material change which affects the rights or interests of the General Partner must be approved by the General Partner; and

(ii)	any material change which affects any Limited Partner in a manner that is different from the effects on other Limited Partners shall be valid only with the consent of such Limited Partner.

(b)
In no event may the General Partner amend this Agreement if such amendment would: (i) amend this Article 15; or (ii) cause BCR to fail or cease to qualify as a “mutual fund trust”, “unit trust” or “real estate investment trust” under the Tax Act.

15.3	Limitation on Amendment

Notwithstanding Sections 15.1 and 15.2 or any other provisions to the contrary contained in this Agreement, no amendments may be made which in any manner would allow any Limited Partner to take part in the management or the administration of the Partnership Business, reduce the Interest of any Limited Partner, allow any Limited Partner to exercise control over the Partnership Business, change the right of a Limited Partner to vote at any meeting or change the Partnership from a limited partnership to a general partnership.

ARTICLE 16

GENERAL

16.1	Notice

Any notice, approval, consent, information, payment, request or other communication (in this section, a “Notice”) to be given under or in connection with this Agreement shall be in writing and shall be given by registered mail (postage prepaid) or by fax or other electronic communication or by delivery, to the appropriate addresses as set out below as follows:

(a)	if to the General Partner

BOPC GP Inc.
Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario, M5J 2T3

Attention:            Chief Operating Officer

with a copy to:

Brookfield Place
181 Bay Street, Suite 330
Toronto, Ontario
M5J 2T3

Attention:            General Counsel

(b)	if to a Limited Partner, to the address of such Limited Partner as it appears on the Register.

Any Notice, if given by mail, will be deemed to have been given and received on the fourth Business Day following the date of mailing, and if given by facsimile, other electronic communication or delivery, will be deemed to have been given and received on the day it was received (with receipt confirmed).

A Limited Partner may change its address for service by giving written notice of the change to the General Partner or the Registrar, if any, and the General Partner may change its address by giving written notice to each Limited Partner or to the Registrar, if any, in accordance with this Section 16.1.

An accidental omission in the giving of, or failure to give, a notice required by this Agreement shall not invalidate or affect in any way the legality of any meeting or other proceeding in respect to which such notice was or was intended to be given.

16.2	Further Assurances

Each of the Parties shall from time to time hereafter and upon any reasonable request of another Party, execute and deliver, make or cause to be made all such further acts, deeds, assurances and things as may be necessary to more effectually implement and carry out the true intent and meaning of this Agreement.

16.3	Successors and Assigns

This Agreement shall enure to the benefit of and shall be binding on and enforceable by the Parties and their respective heirs, executors, administrators and other legal representatives and, to the extent permitted hereunder, their respective successors and assigns.

16.4	Obligations of Trustee of Trust

The Parties acknowledge and agree that any obligation or liability of the trustees of BCR or any other trust (collectively the “Trusts”) which may own Partnership Units from time to time or any successor trustees thereof, under this Agreement shall be satisfied only out of the property of the applicable Trusts, and not out of the property of the trustees of the applicable Trusts, or any successor trustees or any unitholder of the applicable Trusts or any annuitant or beneficiary of a trust governed by a registered retirement savings plan, registered retirement income fund, registered education savings plan, deferred profit savings plans or any plan of which a holder of Trust Units or Special Voting Units acts as a trustee or a carrier. The Parties further acknowledge and agree that any liabilities and obligations of the trustees of the applicable Trusts, or any successor trustees under this Agreement shall bind them only to the extent that they are entitled to be indemnified out of the property of the applicable Trusts, and to the extent that the value of the property of the applicable Trusts, is sufficient to satisfy the right of the trustees of the applicable Trusts, or any successor trustees to be indemnified.

16.5	Counterparts

This Agreement may be executed by the Parties in separate counterparts each of which when so executed and delivered to all of the Parties shall be deemed to be read as a single agreement among the Parties. In addition, execution of this Agreement by any of the Parties may be evidenced by way of a facsimile or other electronic transmission of such Party’s signature (which signature may be by separate counterpart), or a photocopy of such facsimile or other electronic transmission, and such signature, or photocopy of such signature, shall be deemed to constitute the original signature of such Party to this Agreement.

[The balance of this page has been left intentionally blank]

IN WITNESS WHEREOF the Parties have executed this Agreement as of the day and year first written above.

BOPC GP INC.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Director

By:	“Jan Sucharda”
Name: Jan Sucharda Title: Director

BPO PROPERTIES LTD.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: President & Chief Executive Officer

By:	“Jan Sucharda”
Name: Jan Sucharda Title: C.O.O.

BROOKFIELD OFFICE PROPERTIES CANADA

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Trustee

BPO SUB AMALCO INC.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Director

By:	“Jan Sucharda”
Name: Jan Sucharda Title: Director

BPO PROPERTIES BAY ADELAIDE LP, by its general partner BPO GP Trust, by its trustee BPO Properties GP Trustee Ltd.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Director

By:	“Jan Sucharda”
Name: Jan Sucharda Title: Director

1211460 ONTARIO LIMITED

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Director

By:	“Jan Sucharda”
Name: Jan Sucharda Title: Director

BPO PROPERTIES TRUST, by its trustee BPO Properties Trustee Ltd.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: President & Chief Executive Officer

By:	“Keith Hyde”
Name: Keith Hyde Title: Vice President, Taxation

BPO PROPERTIES BANKERS COURT LP, by its general partner BPO GP Trust, by its trustee BPO Properties GP Trustee Ltd.

By:	“Thomas F. Farley”
Name: Thomas F. Farley Title: Director

By:	“Jan Sucharda”
Name: Jan Sucharda Title: Director

SCHEDULE A

BROOKFIELD OFFICE PROPERTIES CANADA LP
CLASS A LP UNIT PROVISIONS

Class A LP Units of Brookfield Office Properties Canada LP (the “Partnership”) will have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1           Capitalized terms used in this Schedule A and not defined below shall have the meanings given to them in the Amended and Restated Limited Partnership Agreement (the “Agreement”) to which this Schedule forms a part. Reference to “Section” shall, unless otherwise stated, refer to Sections in this Schedule.

“Class A LP Units” means units in the Partnership designated as “Class A LP Units” having the rights, privileges and restrictions and conditions set forth in these unit provisions.

“Distribution Declaration Date” means the date on which the General Partner declares any distributions on Class A LP Units.

“Partnership Liquidation Amount” has the meaning ascribed to it in Section 4.1.

“Partnership Liquidation Date” has the meaning ascribed to it in Section 4.1.

“Transfer Agent” means such Person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Class A LP Units and, in the absence of any such appointment, means the General Partner.

1.2           In the event of any conflict or inconsistency between the terms used in this Schedule and those in the Agreement, the terms used in this Schedule shall govern.

ARTICLE 2
DISTRIBUTIONS

2.1           Holders of Class A LP Units will be entitled to receive and, subject to applicable law, the General Partner will declare, on each Distribution Declaration Date, a distribution on each Class A LP Unit of Distributable Income in accordance with Section 6.1 of the Agreement. The distributions paid in accordance with Section 6.1(d) of the Agreement will be equal on a per unit basis to the distributions on the Class B LP Units. These distributions will be paid out of money or property of the Partnership properly applicable to the payment of distributions.

2.2           Cheques of the Partnership payable at any branch of the bankers of the Partnership will be issued, or wire transfers will be made, in respect of any distributions contemplated by Section 2.1 to be paid in money and the sending of such a cheque or wire transfer, as the case may be, to each Holder of a Class A LP Unit will satisfy the distribution represented thereby unless the cheque is not paid on presentation. No Holder of a Class A LP Unit will be entitled to recover by action or other legal process against the Partnership any distribution that is represented by a cheque that has not been duly presented to the Partnership’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such distribution was payable.

2.3           The record date for the determination of the Holders of Class A LP Units entitled to receive payment of, the payment date and the Distribution Declaration Date for, any distribution declared on the Class A LP Units under Section 2.1 will be the same dates as the record date, payment date, and distribution declaration date, respectively, for the corresponding distribution declared on the Trust Units, in accordance with the Declaration of Trust.

2.4           If, on any payment date for any distribution declared on the Class A LP Units under Section 2.1, the distribution is not paid in full on all of the Class A LP Units then outstanding, any such distribution that remains unpaid will be paid on a subsequent date or dates determined by the General Partner on which the Partnership has sufficient money, assets or property properly applicable to the payment of such distribution.

ARTICLE 3
CERTAIN RESTRICTIONS

3.1           So long as any of the Class A LP Units are outstanding, the Partnership will not at any time without, but may at any time with, the approval of the Holders of the Class A LP Units given as specified in Section 6.2:

(a)
pay any distribution on any Partnership Units ranking equal with or junior to the Class A LP Units with respect to the payment of distributions unless corresponding distributions are paid in respect of the Class A LP Units;

(b)
redeem, purchase or make any capital distribution in respect of any Partnership Units ranking equal with or junior to the Class A LP Units with respect to the payment of distributions or on any liquidation distribution unless corresponding redemptions, purchases or capital distributions are made in respect of the Class A LP Units;

(c)	issue any additional Class A LP Units unless BCR has issued the same number of Trust Units; or

(d)	issue any additional Class B LP Units.

ARTICLE 4
DISTRIBUTION ON LIQUIDATION OF THE PARTNERSHIP

4.1           In the event of the liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among the Holders of the Partnership Units for the purpose of winding up its affairs, each Holder of Class A LP Units (and each Holder of Class B LP Units) will be entitled, subject to applicable law, to receive from the assets of the Partnership in respect of each Class A LP Unit (and each Class B LP Unit) held by such Holder on the effective date (the “Partnership Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Partnership among the Holders of Partnership Units ranking junior to the Class A LP Units (and the Class B LP Units), a pro rata share of the net assets of the Partnership remaining after giving effect to Subsections 13.3(a) and 13.3(b) of the Agreement (the “Partnership Liquidation Amount”).

4.2           On or promptly after the Partnership Liquidation Date, the Partnership will cause to be delivered to the Holders of the Class A LP Units, the Partnership Liquidation Amount for each such Class A LP Unit upon presentation and surrender of the certificates representing such Class A LP Units, together with such other documents and instruments as the Partnership may reasonably require, at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the Holders of the Class A LP Units. Payment of the total Partnership Liquidation Amount for such Class A LP Units will be made by delivery to each Holder, at the address of the Holder recorded in the Register of the Partnership for the Class A LP Units or by holding for pick-up by the Holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the Holders of Class A LP Units, on behalf of the Partnership, a cheque of the Partnership payable at any branch of the bankers of the Partnership in respect of the applicable Partnership Liquidation Amount (without interest), in each case, less any amounts withheld pursuant to Section 7.1. On and after the Partnership Liquidation Date, the Holders of the Class A LP Units will cease to be Holders of such Class A LP Units and will not be entitled to exercise any of the rights of Holders in respect thereof, other than the right to receive their proportionate part of the total Partnership Liquidation Amount, unless payment of the total Partnership Liquidation Amount for such Class A LP Units is not made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the Holders will remain unaffected until the total Partnership Liquidation Amount has been paid in the manner provided in this Section 4.2. The Partnership will have the right at any time after the Partnership Liquidation Date to deposit or cause to be deposited in a custodial account with any chartered bank or trust company in Canada the total Partnership Liquidation Amount in respect of the Class A LP Units represented by certificates that have not at the Partnership Liquidation Date been surrendered by the Holders thereof. Upon such deposit being made, the rights of the Holders of Class A LP Units after such deposit will be limited to receiving their proportionate part of the total Partnership Liquidation Amount (without interest), in each case, less any amounts withheld pursuant to Section 7.1 for such Class A LP Units so deposited, against presentation and surrender of the certificates held by them, respectively, in accordance with the foregoing provisions.

4.3           After the Partnership has satisfied its obligations to pay the Holders of the Class A LP Units the Partnership Liquidation Amount for the Class A LP Units pursuant to Section 4.2, such Holders will not be entitled to share in any further distributions of the assets of the Partnership.

ARTICLE 5
VOTING RIGHTS

5.1           The Holders of Class A LP Units are entitled to receive notice of, to attend and to vote at all meetings of Holders of Partnership Units, except for meetings of Holders of another particular class or series of Partnership Units required by law or the Agreement to be held as a separate class or series meeting, on the basis of one (1) vote for each Class A LP Unit held.

ARTICLE 6
AMENDMENT AND APPROVAL

6.1           The rights, privileges, restrictions and conditions attaching to the Class A LP Units may be added to, changed or removed but only with the approval of the Holders of the Class A LP Units as specified in Section 6.2.

6.2           Any approval given by the Holders of the Class A LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class A LP Units or any other matter requiring the approval or consent of the Holders of the Class A LP Units will be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two thirds of the votes cast on such resolution at a meeting of Holders of Class A LP Units duly called and held at which the Holders of at least 25% of the outstanding Class A LP Units at that time are present or represented by proxy; provided that if at any such meeting the Holders of at least 25% of the outstanding Class A LP Units at that time are not present or represented by proxy within 30 minutes after the time fixed for the holding of such meeting, then the meeting will be adjourned to such date not less than ten (10) days thereafter and to such time and place as may be designated by the chairman of such meeting. If at such adjourned meeting a quorum as defined above is not present, the Holders of Class A LP Units present either personally or represented by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. A resolution passed at such meeting by the affirmative vote of not less than two thirds of the votes cast on such resolution at such meeting will constitute the approval or consent of the Holders of the Class A LP Units.

ARTICLE 7
WITHHOLDING TAX

7.1           The Partnership or the Transfer Agent, as the case may be, will be entitled to deduct and withhold from any distribution or consideration otherwise payable to any Holder of Class A LP Units such amounts as the Partnership or the Transfer Agent, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provisions of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Holder of the Class A LP Units in respect of which such deduction and withholding was made, provided that such amounts are remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, the Partnership or the Transfer Agent, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Partnership or the Transfer Agent, as the case may be, will notify the Holder thereof and remit to such Holder any unapplied balance of the net proceeds of such sale.

ARTICLE 8
NOTICES

8.1           Any notice, request or other communication to be given to the Partnership by a Holder of Class A LP Units must be in writing and will be valid and effective if given by registered mail (postage prepaid) or by facsimile or other electronic communication or by delivery to the registered office of the Partnership and addressed to the attention of the Secretary of the Partnership. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fourth Business Day following the date of mailing, and if given by facsimile, other electronic communication or delivery, will only be deemed to have been given and received on the day it was delivered (with receipt confirmed).

8.2           Any presentation and surrender by a Holder of Class A LP Units to the Partnership or the Transfer Agent, as the case may be, of certificates representing Class A LP Units in connection with the liquidation, dissolution or winding-up of the Partnership or the exchange or redemption of Class A LP Units must be made by ordinary mail (postage prepaid) or by delivery to the registered office of the Partnership or the Transfer Agent, as the case may be, as may be specified by the Partnership, in each case, addressed to the attention of the General Partner of the Partnership. Any such presentation and surrender of certificates will only be deemed to have been made and to be effective upon actual receipt thereof by the Partnership or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by ordinary mail will be at the sole risk of the Holder mailing the same.

8.3           Any notice, request or other communication to be given to a Holder of Class A LP Units by or on behalf of the Partnership must be in writing and will be valid and effective if given by registered mail (postage prepaid) or by facsimile or other electronic communication or by delivery to the address of the Holder recorded in the securities register of the Partnership or, in the event of the address of any such Holder not being so recorded, then at the last known address of such Holder. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fourth Business Day following the date of mailing and, if given facsimile or other electronic communication or by delivery, will be deemed to have been given and received on the day it was delivered (with receipt confirmed). Accidental failure or omission to give any notice, request or other communication to one or more Holders of Class A LP Units will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Partnership pursuant thereto.

8.4           If the Partnership determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give any notice to the Holders of Class A LP Units hereunder, the Partnership may, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada, once in each of two successive weeks, and notice so published will be deemed to have been given on the latest date on which the first publication has taken place. If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Partnership would be unlikely to reach its destination in a timely manner, such notice will be valid and effective only if delivered personally to the Partnership in accordance with Section 8.1 or 8.2, as the case may be.

SCHEDULE B

BROOKFIELD OFFICE PROPERTIES CANADA LP
CLASS B LP UNIT PROVISIONS

Class B LP Units of Brookfield Office Properties Canada LP (the “Partnership”) will have the following rights, privileges, restrictions and conditions:

ARTICLE 1
INTERPRETATION

1.1
Capitalized terms used in this Schedule B and not defined below shall have the meanings given to them in the Amended and Restated Limited Partnership Agreement (the “Agreement”) to which this Schedule forms a part. Reference to “Section” shall, unless otherwise stated, refer to Sections in this Schedule.

“Class B LP Units” means units in the Partnership designated as “Class B LP Units” having the rights, privileges, restrictions and conditions set forth in these unit provisions.

“Distribution Declaration Date” means the date on which the General Partner declares any distributions on Class B LP Units.

“Exchange Date” has the meaning ascribed to it in Section 5.1.

“Exchange Right Notice” has the meaning ascribed to it in Section 5.1.

“Loaned Amount” has the meaning ascribed to it in Section 2.5.

“Partnership Liquidation Amount” has the meaning ascribed to it in Section 4.1.

“Partnership Liquidation Date” has the meaning ascribed to it in Section 4.1.

“Selected Amount” has the meaning ascribed to it in Section 2.5.

“Surrendered Units” has the meaning ascribed to it in Section 5.1(a).

“Transfer Agent” means such Person as may from time to time be appointed by the Partnership as the registrar and transfer agent for the Class B LP Units and, in the absence of any such appointment, means the General Partner.

1.2	In the event of any conflict or inconsistency between the terms used in this Schedule and those in the Agreement, the terms used in this Schedule shall govern.

ARTICLE 2
DISTRIBUTIONS

2.1
Subject to the provisions of this Article 2 and the Exchange and Support Agreement, Holders of Class B LP Units will be entitled to receive and, subject to applicable law, the General Partner will declare, on each Distribution Declaration Date, a distribution on each Class B LP Unit of Distributable Income equal to the amount of the distribution declared on each Trust Unit by BCR on such Distribution Declaration Date. Such distributions, if in cash, will be paid out of money properly applicable to the payment of distributions. Such distributions, if not in cash, will be satisfied to the extent possible in the same manner as the distribution on the Trust Units.

2.2
Except to the extent that the Holder of any Class B LP Unit elects to receive a loan and invest the proceeds of such loan as contemplated by Section 2.5, cheques of the Partnership payable at any branch of the bankers of the Partnership will be issued, or wire transfers will be made, in respect of any distributions in cash contemplated by Section 2.1 and the sending of such a cheque or wire transfer, as the case may be, to each Holder of a Class B LP Unit will satisfy the distribution represented thereby unless the cheque is not paid on presentation. No Holder of a Class B LP Unit will be entitled to recover by action or other legal process against the Partnership any distribution or portion of a distribution that is represented by a cheque that has not been duly presented to the Partnership’s bankers for payment or that otherwise remains unclaimed for a period of six years from the date on which such distribution was payable.

2.3
The record date for the determination of the Holders of Class B LP Units entitled to receive payment of, the payment date and the Distribution Declaration Date for, any distribution declared on the Class B LP Units under Section 2.1 will be the same dates as the record date, payment date, and distribution declaration date, respectively, for the corresponding distribution declared on the Trust Units in accordance with the Declaration of Trust.

2.4
If on any payment date for any distribution declared on the Class B LP Units under Section 2.1, the distribution is not paid in full on all of the Class B LP Units then outstanding and entitled to receive such a distribution, any such distribution that remains unpaid will be paid on a subsequent date or dates determined by the General Partner on which the Partnership has sufficient money, assets or property properly applicable to the payment of such distribution.

2.5
The Holder of any Class B LP Unit shall be entitled to elect to defer all or a portion (the “Selected Amount”) of the distribution declared by the Partnership on a Payment Date and elect to be loaned the Selected Amount from the Partnership, net of any amounts that would have to be withheld therefrom pursuant to Section 10.1 if such aggregate amount were to be paid to the Holder (the “Loaned Amount”). Such election shall be in writing and shall specify the Selected Amount. Each such loan made in a Fiscal Year will not bear interest and will be due and payable in full on the first Business Day following the end of the Fiscal Year during which the loan was made concurrently with the net distribution equal to the Loaned Amount by the Partnership. For greater certainty, if such Holder who has received such loans in a Fiscal Year ceases to be a Holder of the Class B LP Units, it shall receive a distribution on the first Business Day following the end of that Fiscal Year equal to, following the application of Section 10.1, the aggregate amount of such loans. With respect to the Loaned Amount distributed to a Holder of the Class B LP Units, whether or not the Holder ceases to hold such units at any time after the making of a loan to that Person, such Holder of the Class B LP Units shall be deemed to have irrevocably directed that the amount of any such net distribution first be applied to repay loans previously advanced under this Section 2.5. For the purposes of Section 6.2 of the Agreement, a distribution made on the first Business Day following the end of a Fiscal Year, as provided for in this paragraph, shall be considered to have been payable with respect to such Fiscal Year and not to have been paid or payable with respect to the following Fiscal Year.

ARTICLE 3
CERTAIN RESTRICTIONS

3.1
So long as any of the Class B LP Units are outstanding, the Partnership will not at any time without, but may at any time with, the approval of the Holders of the Class B LP Units given as specified in Section 7.2:

(a)
pay any distribution on any Partnership Units ranking equal with or junior to the Class B LP Units with respect to the payment of distributions unless corresponding distributions are paid in respect of the Class B LP Units;

(b)
redeem, purchase or make any capital distribution in respect of any Partnership Units ranking equal with or junior to the Class B LP Units with respect to the payment of distributions or on any liquidation distribution unless corresponding redemptions, purchases or capital distributions are made in respect of the Class B LP Units;

(c)	issue any additional Class A LP Units unless BCR has issued the same number of Trust Units; or

(d)	issue any additional Class B LP Units

ARTICLE 4
DISTRIBUTION ON LIQUIDATION OF THE PARTNERSHIP

4.1
In the event of the liquidation, dissolution or winding-up of the Partnership or any other distribution of the assets of the Partnership among the Holders of the Partnership Units for the purpose of winding up its affairs, each Holder of Class B LP Units (and each Holder of Class A LP Units) will be entitled, subject to applicable law, to receive in respect of each Class B LP Unit (and each Class A LP Unit) held by such Holder on the effective date (the “Partnership Liquidation Date”) of such liquidation, dissolution or winding-up, before any distribution of any part of the assets of the Partnership among the Holders of Partnership Units ranking junior to the Class B LP Units (and the Class A LP Units), a pro rata share of the net assets of the Partnership remaining after giving effect to Subsections 13.3(a) and 13.3(b) of the Agreement (the “Partnership Liquidation Amount”).

4.2
On or promptly after the Partnership Liquidation Date, the Partnership will cause to be delivered to the Holders of the Class B LP Units, the Partnership Liquidation Amount for each such Class B LP Unit upon presentation and surrender of the certificates representing such Class B LP Units, together with such other documents and instruments as the Partnership may reasonably require, at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the Holders of the Class B LP Units. Payment of the total Partnership Liquidation Amount for such Class B LP Units will be made by delivery to each Holder, at the address of the Holder recorded in the Register of the Partnership for the Class B LP Units or by holding for pick-up by the Holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the Holders of Class B LP Units, on behalf of the Partnership, a cheque of the Partnership payable at any branch of the bankers of the Partnership in respect of the applicable Partnership Liquidation Amount (without interest), in each case, less any amounts withheld pursuant to Section 10.1. On and after the Partnership Liquidation Date, the Holders of the Class B LP Units will cease to be Holders of such Class B LP Units and will not be entitled to exercise any of the rights of Holders in respect thereof, other than the right to receive their proportionate part of the total Partnership Liquidation Amount, unless payment of the total Partnership Liquidation Amount for such Class B LP Units is not made upon presentation and surrender of share certificates in accordance with the foregoing provisions, in which case the rights of the Holders will remain unaffected until the total Partnership Liquidation Amount has been paid in the manner provided in this Section 4.2. The Partnership will have the right at any time after the Partnership Liquidation Date to deposit or cause to be deposited in a custodial account with any chartered bank or trust company in Canada the total Partnership Liquidation Amount in respect of the Class B LP Units represented by certificates that have not at the Partnership Liquidation Date been surrendered by the Holders thereof. Upon such deposit being made, the rights of the Holders of Class B LP Units after such deposit will be limited to receiving their proportionate part of the total Partnership Liquidation Amount (without interest), in each case, less any amounts withheld pursuant to Section 10.1 for such Class B LP Units so deposited, against presentation and surrender of the certificates held by them, respectively, in accordance with the foregoing provisions.

4.3
After the Partnership has satisfied its obligations to pay the Holders of the Class B LP Units the Partnership Liquidation Amount for the Class B LP Units pursuant to Section 4.2, such Holders will not be entitled to share in any further distributions of the assets of the Partnership.

ARTICLE 5
EXCHANGE AT THE OPTION OF THE HOLDER

5.1
A Holder of Class B LP Units will be entitled, subject to compliance with the provisions of this Article 5, to require BCR to transfer to the Holder upon the surrender of any or all of the Class B LP Units registered in the name of such Holder, for each Class B LP Unit presented and surrendered by the Holder, subject to Section 5.8, one Trust Unit; and to require the Partnership to satisfy all distributions, if any, declared but not paid and relating to such Class B LP Units, where the Holder is entitled to such distribution under Section 2.3. To effect such transfer, the Holder must present and surrender to the Partnership, acting as exchange agent for the Holder and BCR, at the registered office of the Partnership or at any office of the Transfer Agent, as the case may be, as may be specified by the Partnership by notice to the Holders of Class B LP Units, the certificate or certificates representing the Class B LP Units which the Holder desires to have surrendered, together with such other documents and instruments as the Partnership may reasonably require, and together with a duly executed statement (the “Exchange Right Notice”) in the form of Exhibit 1 of Schedule B hereto or in such other form as may be acceptable to the Partnership and BCR, acting reasonably:

(a)
specifying that the Holder desires to have all or any number specified therein of the Class B LP Units represented by such certificate or certificates (the “Surrendered Units”) surrendered by the Holder on a specific date (the “Exchange Date”); and

(b)
stating the Exchange Date which must be a Business Day and must not be less than two (2) Business Days nor more than fifteen (15) Business Days after the date upon which the Exchange Right Notice is received by the Partnership, provided that, if a Exchange Date is not specified by the Holder in the Exchange Right Notice, the Exchange Date will be deemed to be the fifteenth (15th) Business Day after the date on which the Exchange Right Notice is received by the Partnership.

5.2
Subject to the receipt by the Partnership or the Transfer Agent, as the case may be, in the manner specified in Section 5.1 of a certificate or certificates representing the number of Surrendered Units, together with an Exchange Right Notice, and provided that the Exchange Right Notice is not revoked by the Holder in the manner specified in Section 5.8, BCR will cause to be delivered to such Holder in respect of the Surrendered Units effective at the close of business on the Exchange Date the appropriate number of Trust Units as determined under Section 5.1. If only a portion of the Class B LP Units represented by any certificate is surrendered, a new certificate for the balance of such Class B LP Units will be issued to the Holder at the expense of the Partnership.

5.3
For the purposes of completing the transaction described in Section 5.1 upon the surrender of the Class B LP Units, BCR shall, pursuant to the Exchange and Support Agreement, deposit with the Partnership or the Transfer Agent, as the case may be, on or before the Exchange Date, certificates representing Trust Units registered in the name of the Holder or in such other name as the Holder may request. With respect to the foregoing, the Partnership will act in its capacity as exchange agent for the Holder and BCR, with the result that the Partnership shall not at any time or under any circumstances own or have a right to acquire any Trust Units or Class B LP Units.

5.4
BCR will cause the Partnership or the Transfer Agent, as the case may be, to deliver to the relevant Holder, at the address of the Holder recorded in the Register of the Partnership for the Class B LP Units or at the address specified in the Holder’s Exchange Right Notice or by holding for pick-up by the Holder at the registered office of the Partnership or at any office of the Transfer Agent as may be specified by the Partnership by notice to the Holders of Class B LP Units, certificates representing Trust Units registered in the name of the Holder or in such other name as the Holder may request. The delivery of such certificates on behalf of BCR by the Partnership or the Transfer Agent will be deemed to be payment of and satisfy and discharge all liability with respect to the surrender of Class B LP Units for Trust Units to the extent that the same is represented by such certificates.

5.5
On and after the close of business on the Exchange Date, the Holder of the Surrendered Units will cease to be a Holder of such Surrendered Units and will not be entitled to exercise any of the rights of a Holder in respect thereof, other than the right to receive its proportionate number of Trust Units, unless upon presentation and surrender of certificates in accordance with the foregoing provisions, the transfer of the appropriate number of Trust Units to the Holder is not made as provided in Section 5.4, in which case the rights of such Holder will remain unaffected until the appropriate number of Trust Units have been delivered to the Holder in the manner provided in this Article 5. On and after the close of business on the Exchange Date, provided that the presentation and surrender of certificates have been made in accordance with the foregoing provisions, the Holder of the Surrendered Units so exchanged by the Partnership will thereafter be considered and deemed for all purposes to be a Holder of the Trust Units delivered to it.

5.6
Subject to Section 5.7, the Partnership and BCR will not be obligated to accept Surrendered Units specified by a Holder in an Exchange Right Notice: (i) if such surrender would, in the opinion of the General Partner or the trustees of BCR each acting reasonably, cause a significant risk to BCR’s status as a “unit trust”, “mutual fund trust” or “real estate investment trust” under the Tax Act or be subject to tax under paragraph 122(1)(b) or 197(2) of the Tax Act; or (ii) to the extent that such surrender of Surrendered Units would be contrary to solvency requirements or other provisions of applicable law. If the Partnership believes that on any Exchange Date it would not be permitted by any of such provisions to accept the Surrendered Units tendered on such date, the Partnership will be obligated only to accept Surrendered Units specified by a Holder in an Exchange Right Notice to the extent of the maximum number that may be so surrendered (rounded down to the nearest whole number of units) as would not be contrary to such provisions and will notify the Holder and the trustees of BCR at least one (1) Business Day prior to the Exchange Date as to the number of Surrendered Units which will not be accepted by the Partnership.

5.7
If an offer as contemplated by section 3.26 of the Declaration of Trust is made, then an Exchange Right Notice solely for the purpose of accepting such offer or complying with Section 3.26 of the Declaration of Trust will be accepted by the Partnership only if the exchange under the Exchange Right Notice is effective upon, and is conditional upon, the successful completion of such offer and only to the extent necessary to tender to or deposit under such offer.

5.8
A Holder of Surrendered Units may by notice in writing given by the Holder to the Partnership before the close of business on the Business Day immediately preceding the Exchange Date, withdraw its Exchange Right Notice, in which event such Exchange Right Notice will be null and void.

ARTICLE 6
VOTING RIGHTS

6.1
Except as required by applicable law, the Agreement or by Article 7, the Holders of Class B LP Units will not be entitled as such to receive notice of or to attend any meeting of the Limited Partners of the Partnership or to vote at any such meeting.

6.2
As further set out in the Declaration of Trust, as holders of Special Voting Units, Holders of Class B LP Units are entitled to receive notice of, to attend and to vote at all meetings of holders of Trust Units.

ARTICLE 7
AMENDMENT AND APPROVAL

7.1
The rights, privileges, restrictions and conditions attaching to the Class B LP Units may be added to, changed or removed but only with the approval of the Holders of the Class B LP Units as specified in Section 7.2.

7.2
Any approval given by the Holders of the Class B LP Units to add to, change or remove any right, privilege, restriction or condition attaching to the Class B LP Units or any other matter requiring the approval or consent of the Holders of the Class B LP Units (including pursuant to Sections 3.1 and 9.2) will be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than two thirds of the votes cast on such resolution at a meeting of Holders of Class B LP Units duly called and held at which the Holders of at least 25% of the outstanding Class B LP Units at that time are present or represented by proxy; provided that if at any such meeting the Holders of at least 25% of the outstanding Class B LP Units at that time are not present or represented by proxy within 30 minutes after the time fixed for the holding of such meeting, then the meeting will be adjourned to such date not less than ten (10) days thereafter and to such time and place as may be designated by the chairman of such meeting. If at such adjourned meeting a quorum as defined above is not present, the Holders of Class B LP Units present either personally or represented by proxy shall form a quorum, and any business may be brought before or dealt with at such an adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same. A resolution passed at that meeting by the affirmative vote of not less than two thirds of the votes cast on such resolution at such meeting will constitute the approval or consent of the Holders of the Class B LP Units.

ARTICLE 8
RECIPROCAL CHANGES, ETC. IN RESPECT OF TRUST UNITS

8.1	Each Holder of Class B LP Units acknowledges that its rights hereunder are subject to and it enjoys the benefits of the terms and conditions set out in the Exchange and Support Agreement.

ARTICLE 9
ACTIONS BY THE PARTNERSHIP

9.1
The Partnership will take all such actions and do all such things as is necessary or advisable to perform and comply with and to ensure performance and compliance by BCR, with respect to all provisions of the Exchange and Support Agreement applicable to BCR and the Partnership, respectively, in accordance with the terms thereof including, without limitation, taking all such actions and doing all such things as are necessary or advisable to enforce to the fullest extent possible for the direct benefit of the Partnership all rights and benefits in favour of the Partnership under or pursuant to such agreement.

9.2
The Partnership will not propose, agree to or otherwise give effect to any amendment to, or waiver or forgiveness of its rights or obligations under, the Exchange and Support Agreement without the approval of the Holders of the Class B LP Units given in accordance with Section 7.2, other than such amendments, waivers and/or forgiveness as may be necessary or advisable for the purpose of:

(a)	adding to the covenants of the other parties to such agreement for the protection of the Partnership or the Holders of the Class B LP Units thereunder;

(b)
making such provisions or modifications not inconsistent with such agreement as may be necessary or desirable with respect to matters or questions arising thereunder which, in the good faith opinion of the General Partner, it may be expedient to make, provided that the General Partner is of the good faith opinion, after consultation with counsel, that such provisions and modifications will not be prejudicial to the interests of the Holders of the Class B LP Units; or

(c)
making such changes in or corrections to such agreement, which, on the advice of counsel to the Partnership, are required for the purpose of curing or correcting any ambiguity or defect or inconsistent provision or clerical omission or mistake or manifest error contained therein, provided that the General Partner is of the good faith opinion, after consultation with counsel, that such changes or corrections will not be prejudicial to the interests of the Holders of the Class B LP Units.

9.3
All Trust Units delivered by or on behalf of the Partnership or BCR to any Holder of Class B LP Units in accordance with these partnership unit provisions will be duly issued as fully paid and non-assessable and will be free and clear of any lien, claim or encumbrance.

ARTICLE 10
WITHHOLDING TAX

10.1
The Partnership or the Transfer Agent, as the case may be, will be entitled to deduct and withhold from any distribution or consideration otherwise payable to any Holder of Class B LP Units such amounts as the Partnership or the Transfer Agent, as the case may be, is required to deduct and withhold with respect to such payment under the Tax Act, the United States Internal Revenue Code of 1986 or any provisions of provincial, state, local or foreign tax law, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts will be treated for all purposes hereof as having been paid to the Holder of the Class B LP Units in respect of which such deduction and withholding was made, provided that such amounts are remitted to the appropriate taxing authority. To the extent that the amount so required or permitted to be deducted or withheld from any payment to a Holder exceeds the cash portion of the consideration otherwise payable to the Holder, the Partnership or the Transfer Agent, as the case may be, are hereby authorized to sell or otherwise dispose of such portion of the consideration as is necessary to provide sufficient funds to the Partnership or the Transfer Agent, as the case may be, to enable it to comply with such deduction or withholding requirement and the Partnership or the Transfer Agent, as the case may be, will notify the Holder thereof and remit to such Holder any unapplied balance of the net proceeds of such sale.

ARTICLE 11
NOTICES

11.1
Any notice, request or other communication to be given to the Partnership by a Holder of Class B LP Units must be in writing and will be valid and effective if given by registered mail (postage prepaid) or by facsimile or other electronic communication or by delivery to the registered office of the Partnership and addressed to the attention of the Secretary of the Partnership. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fourth Business Day following the date of mailing, and if given by facsimile or other electronic communication or delivery, will only be deemed to have been given and received on the day it was delivered (with receipt confirmed).

11.2
Any presentation and surrender by a Holder of Class B LP Units to the Partnership or the Transfer Agent of certificates representing Class B LP Units in connection with the liquidation, dissolution or winding-up of the Partnership or the exchange or redemption of Class B LP Units must be made by ordinary mail (postage prepaid) or by delivery to the registered office of the Transfer Agent as may be specified by the Partnership, in each case, addressed to the attention of the General Partner of the Partnership. Any such presentation and surrender of certificates will only be deemed to have been made and to be effective upon actual receipt thereof by the Partnership or the Transfer Agent, as the case may be. Any such presentation and surrender of certificates made by ordinary mail will be at the sole risk of the Holder mailing the same.

11.3
Any notice, request or other communication to be given to a Holder of Class B LP Units by or on behalf of the Partnership must be in writing and will be valid and effective if given by registered mail (postage prepaid) or by facsimile or other electronic communication or by delivery to the address of the Holder recorded in the securities register of the Partnership or, in the event of the address of any such Holder not being so recorded, then at the last know address of such Holder. Any such notice, request or other communication, if given by mail, will be deemed to have been given and received on the fourth Business Day following the date of mailing and, if given by facsimile or other electronic communication by delivery, will be deemed to have been given and received on the day it was delivered (with receipt confirmed). Accidental failure or omission to give any notice, request or other communication to one or more Holders of Class B LP Units will not invalidate or otherwise alter or affect any action or proceeding to be taken by the Partnership pursuant thereto.

11.4
If the Partnership determines that mail service is or is threatened to be interrupted at the time when the Partnership is required or elects to give any notice to the Holders of Class B LP Units hereunder, the Partnership may, notwithstanding the provisions hereof, give such notice by means of publication in The Globe and Mail, national edition, or any other English language daily newspaper or newspapers of general circulation in Canada, once in each of two successive weeks, and notice so published will be deemed to have been given on the latest date on which the first publication has taken place. If, by reason of any actual or threatened interruption of mail service due to strike, lock-out or otherwise, any notice to be given to the Partnership would be unlikely to reach its destination in a timely manner, such notice will be valid and effective only if delivered personally to the Partnership in accordance with Section 11.1 or 11.2, as the case may be.

Exhibit 1 to SCHEDULE B

EXCHANGE RIGHT NOTICE

TO:	Brookfield Office Properties Canada (“BCR”) and Brookfield Office Properties Canada LP (the “Partnership”)

This notice is given pursuant to Article 5 of the provisions (the “Class B LP Unit Provisions”) attaching to the Class B LP Units of the Partnership represented by the enclosed certificate. Unless otherwise specified, all capitalized words and expressions used in this notice have the meanings ascribed to such words and expressions in the Class B LP Unit Provisions.

The undersigned hereby notifies BCR and the Partnership that the undersigned desires to surrender in accordance with Article 5 of the Class B LP Unit Provisions:

☐	all Class B LP Units represented by the enclosed certificate(s); or

☐	___________________ Class B LP Unit(s) only represented by the enclosed certificate(s).

The undersigned hereby notifies BCR and the Partnership that the Exchange Date will be ___________________.

NOTE: The Exchange Date must be a Business Day and must not be less than two (2) Business Days nor more than fifteen (15) Business Days after the date upon which this notice is received by BCR and the Partnership. If no such Business Day is specified, the Exchange Date will be deemed to be the fifteenth (15th) Business Day after the date on which this notice is received by BCR and the Partnership.

This notice may be revoked and withdrawn by the undersigned by notice in writing given to BCR and the Partnership at any time before the close of business on the Business Day immediately preceding the Exchange Date.

If this notice is submitted in connection with an Offer as contemplated by section 2.8 of the Exchange and Support Agreement, then such request will only be effective upon, and will be conditional upon, the successful completion of such Offer and only to the extent necessary to tender to or deposit under such Offer to the extent possible in the circumstances.

The undersigned hereby represents and warrants to BCR and the Partnership that the undersigned is not a non-resident of Canada for purposes of the Income Tax Act (Canada).

The undersigned hereby represents and warrants to BCR and the Partnership that the undersigned has good title to, and owns, the Class B LP Units represented by the enclosed certificate(s) to be acquired by BCR free and clear of all liens, claims and encumbrances.

(Date)	(Signature of Unitholder)	(Guarantee of Signature)

Note:
This panel must be completed and this notice, together with such additional documents as BCR or BCR’s transfer agent, as the case may be, may require, must be deposited with BCR or such transfer agent, as the case may be. The Trust Units will be issued and registered in the name of the holder as it appears on the register of the Partnership, unless the form appearing immediately below is duly completed.

Date: ______________________

Name of Person in Whose Name
Trust Units are to be Registered
(please print):

Street Address or P.O. Box:

Signature of Unitholder:

City, Province and Postal Code:

Signature Guaranteed by: